UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2025

STEELCASE INC.

(Exact name of registrant as specified in its charter)

Michigan	1-13873	38-0819050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 44th Street SE Grand Rapids, Michigan	49508
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (616) 247-2710

None

(Former name, former address and former fiscal year, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock	SCS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On August 3, 2025, Steelcase Inc., a Michigan corporation (the “Company” or “Steelcase”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with (i) HNI Corporation, an Iowa corporation (“HNI”), (ii) Geranium Merger Sub I, Inc., a Michigan corporation and a direct wholly owned Subsidiary of HNI (“Merger Sub Inc.”), and (iii) Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct wholly owned Subsidiary of HNI (“Merger Sub LLC”).

The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein (i) Merger Sub Inc. will be merged with and into the Company (the “First Merger”), whereupon the separate existence of Merger Sub Inc. will cease, and the Company will continue as the surviving corporation of the First Merger and a direct wholly owned subsidiary of HNI and (ii) immediately after the First Merger, the Company will be merged with and into Merger Sub LLC (the “Second Merger,” and, together with the First Merger, the “Mergers”), whereupon the separate existence of the Company will cease, and Merger Sub LLC will continue as the surviving entity of the Second Merger and a direct wholly owned subsidiary of HNI.

Merger Consideration

At the effective time of the First Merger (the “First Effective Time”), each share of Class A common stock, no par value, of the Company (the “Company Class A Common Stock”), and each share of Class B common stock, no par value, of the Company (the “Company Class B Common Stock” and, collectively with the Company Class A Common Stock, the “Company Common Stock”), to the extent issued and outstanding immediately prior to the First Effective Time (other than shares of Company Common Stock held directly by HNI, Merger Sub Inc. or Merger Sub LLC) will convert into, at the election of the holder thereof, the right to receive (the consideration such holder elects, subject to adjustment as described below, the “Merger Consideration”): (i) the combination (the “Mixed Consideration”) of (a) 0.2192 shares of HNI common stock, par value $1.00 per share (“HNI Common Stock”), and (b) $7.20 in cash; (ii) an amount of cash (rounded to two decimal places) (the “Cash Consideration”), equal to the sum of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the volume-weighted average closing price (rounded to four decimal places) of one share of HNI Common Stock on the New York Stock Exchange for the 10 consecutive trading days ending on the second full trading day preceding the First Effective Time (the “HNI Common Stock Reference Price”); or (iii) a number of shares of HNI Common Stock (the “Stock Consideration”) equal to the sum of (a) 0.2192 and (b) the quotient (rounded to four decimal places) obtained by dividing $7.20 by the HNI Common Stock Reference Price, in each case without interest and subject to any required tax withholding. The Merger Consideration to be paid to holders of Company Common Stock who do not make an election will be the Mixed Consideration. The Merger Consideration to be paid to holders of Company Common Stock electing to receive the Cash Consideration or the Stock Consideration in connection with the Mergers is subject, pursuant to the Merger Agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid and the total number of shares of HNI Common Stock issued in the Mergers is the same as what would be paid and issued in the aggregate if all holders of Company Common Stock entitled to the Merger Consideration were to receive the Mixed Consideration at the First Effective Time. No fractional shares of HNI Common Stock will be issued in the Mergers, and holders of Company Common Stock will receive cash in lieu of any fractional shares of HNI Common Stock.

Treatment of Company Equity Awards

On the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each outstanding Company equity and cash-based award will be treated as follows:

•

Restricted Stock Unit Awards. Each Vested Company RSU Award (as defined in the Merger Agreement) will be canceled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company RSU Award (as defined in the Merger Agreement) immediately prior to the First Effective Time by (B) the Cash Consideration; and each Unvested Company

RSU Award (as defined in the Merger Agreement) will be assumed by HNI and converted into a restricted stock unit award that settles in an amount in cash (that accrues interest) and a number of shares of HNI Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Company Common Stock underlying the Unvested Company RSU Award based on an election to receive Mixed Consideration with the same terms and conditions as applied to such Unvested Company RSU Award immediately prior to the First Effective Time.

•

Deferred Restricted Stock Units. Each Company DSU Award (as defined in the Merger Agreement) will be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding taxes) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company DSU Award immediately prior to the First Effective Time by (B) the Cash Consideration.

•

Performance Unit Awards. Each Company PSU Award (as defined in the Merger Agreement) will be assumed by HNI and converted into a restricted stock unit award that settles in an amount in cash (that accrues interest) and a number of shares of HNI Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Company Common Stock underlying the Company PSU Award based on an election to receive Mixed Consideration (with the performance-based vesting condition that applied to the Company PSU Award immediately prior to the First Effective Time deemed attained at the performance level determined by the Company board of directors in accordance with the Company’s equity plan based on the Company’s actual performance).

•

Cash-Based Awards. Each Company Cash-Based Award (as defined in the Merger Agreement) will be treated in accordance with the applicable award agreement and the Company’s equity plan (with the performance-based vesting condition that applied to the Company Cash-Based Award immediately prior to the First Effective Time deemed attained at the performance level determined by the Company board of directors in accordance with the Company’s equity plan based on the Company’s actual performance, and accruing interest for the remainder of the performance period.

•	Cash Bonus Opportunity Awards. Each Company CBOA (as defined in the Merger Agreement) will be treated in accordance with the applicable award agreement and the Company’s equity plan.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties of both the Company, on the one hand, and HNI, Merger Sub Inc. and Merger Sub LLC, on the other hand, and the parties have agreed to customary covenants, including, among others, relating to (i) the conduct of the Company’s and HNI’s businesses during the period between the execution of the Merger Agreement and the First Effective Time, (ii) the obligations of each of the Company and HNI to call a meeting of its respective shareholders and (iii) the Company’s and HNI’s respective non-solicitation obligations related to alternative business combination proposals. The Merger Agreement provides for the Company, upon the conversion of shares of Class B Common Stock contemplated by the Pew Voting Agreement, which is described in Item 8.01 of this Current Report on Form 8-K, to take all further actions necessary or desirable to carry out the conversion of all Company Class B Common Stock into Company Class A Common Stock.

Under the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take such actions and do all things reasonably necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement prior to the Termination Date (as defined below) and to cause the conditions to the Mergers under the Merger Agreement to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals from any governmental authority or other person that are necessary, proper or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, subject to certain limitations, including with respect to divestitures and other restrictions, set forth in the Merger Agreement.

Governance

Pursuant to the Merger Agreement, at the First Effective Time, (i) the size of the board of directors of HNI will be increased by two to a total of twelve members and (ii) two members of the Company board of directors will be appointed to the board of directors of HNI.

Conditions to Completing the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including (a) the adoption of the Merger Agreement and the approval of the First Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Class A Common Stock entitled to vote thereon (the “Company Shareholder Approval”); (b) approval of the issuance of HNI Common Stock (the “HNI Stock Issuance”) in connection with the Mergers by the votes cast favoring the HNI Stock Issuance exceeding the votes cast opposing the HNI Stock Issuance, in each case, by the holders of the shares of HNI Common Stock, present in person or represented by proxy and entitled to vote (the “HNI Shareholder Approval”); (c) the shares of HNI Common Stock to be issued to holders of Company Common Stock in connection with the Mergers being approved for listing on the NYSE, subject to official notice of issuance; (d) the effectiveness of the registration statement to be filed by HNI with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended, of the HNI Common Stock to be issued in the Mergers; (e) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the consummation of the Mergers; (f) the absence of an injunction or law prohibiting the Mergers; (g) the accuracy of the parties’ respective representations and warranties, subject to standards of materiality set forth in the Merger Agreement, (h) material compliance by each party with its respective obligations under the Merger Agreement; and (i) the absence of a material adverse effect with respect to each of HNI and the Company.

Termination; Termination Fee

The Merger Agreement includes specified termination rights, including that the Merger Agreement may be terminated (a) by the mutual written consent of each of the Company and HNI; (b) by either the Company or HNI if the consummation of the Mergers does not occur on or before May 4, 2026, subject to an automatic extension for up to three periods of three months under certain circumstances (such date, as may be so extended, the “Termination Date”); (c) by either the Company or HNI if there exists a law or final and nonappealable order prohibiting the Mergers; (d) by either the Company or HNI upon a failure to obtain the Company Shareholder Approval or the HNI Shareholder Approval (in either case after a shareholder meeting is held for such purpose); (e) by either the Company or HNI in the event of a material uncured breach by the other party of its representations, warranties, covenants or other agreements under the Merger Agreement; (f) by the Company, prior to receipt of the Company Shareholder Approval, to enter into a definitive agreement with respect to a Company Superior Proposal (as defined in the Merger Agreement) or by HNI, at any time prior to receipt of the HNI Shareholder Approval, to enter into a definitive agreement with respect to a Parent Superior Proposal (as defined in the Merger Agreement); and (g) by the Company in the event the HNI board of directors makes a Parent Adverse Recommendation Change (as defined in the Merger Agreement) or by HNI in the event the Company board of directors makes a Company Adverse Recommendation Change (as defined in the Merger Agreement). The Merger Agreement provides for the payment by the Company to HNI of a termination fee of $67 million if the Merger Agreement is terminated in specified circumstances, and for payment by HNI to the Company of a termination fee of $71 million or $134 million, as applicable, if the Merger Agreement is terminated in specified circumstances.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Mergers, in this Current Report on Form 8-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about the Company, HNI, Merger Sub Inc. or Merger Sub LLC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or HNI’s respective public disclosures.

Letter Agreement

In connection with the execution of the Merger Agreement and the Voting Agreements (as defined below), Mr. Robert C. Pew III on August 3, 2025 entered into a letter agreement with the Company (the “Letter Agreement”) pursuant to which Mr. Pew agreed that he, on behalf of himself and certain affiliate trusts, will take specified actions required by the Pew Voting Agreement (as defined below) to voluntarily convert Company Class B Common Stock to Company Class A Common Stock within 10 business days of the date of such Voting Agreement, pursuant to the Company’s Second Restated Articles of Incorporation, dated as of July 13, 2011, as amended (the “Articles”), in an amount of Company Class B Common Stock necessary to cause the automatic conversion of all Company Class B Common Stock pursuant to the Articles. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 8.01	Other Events.

In connection with the execution of the Merger Agreement, HNI on August 3, 2025 entered into a voting and support agreement (each, a “Voting Agreement,” and together, the “Voting Agreements”) with each of (1) Robert C. Pew III and Susan H. Taylor (the “Pew Voting Agreement”) and (2) Jennifer C. Niemann. Each Voting Agreement provides, among other things, that the signatories thereto will cause the shares of Company Common Stock held by the respective shareholder(s) named therein to be voted in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby and against specified types of alternative transactions and proposals with respect to the Company. Each Voting Agreement terminates upon the earliest to occur of (i) the First Effective Time, (ii) termination of the Merger Agreement, (iii) certain amendments to the Merger Agreement without the shareholder’s prior consent or (iv) the mutual agreement of the parties thereto. The Pew Voting Agreement requires, within 10 business days of the date of such Voting Agreement, the voluntary conversion of Company Class B Common Stock to Company Class A Common Stock, pursuant to the Articles, in an amount of Company Class B Common Stock necessary to cause the automatic conversion of all Company Class B Common Stock pursuant to the Articles. Under each of the Voting Agreements, the shareholder parties are subject to restrictions on transfers of their shares of Company Common Stock without the prior written consent of HNI and to non-solicitation obligations and related restrictions related to alternative business combination proposals with respect to the Company. As of the date of the Voting Agreements, the Voting Agreements apply to shares of Company Common Stock accounting for approximately 5% of the number and voting power of outstanding shares of Company Common Stock after giving effect to the conversion of all of the outstanding Company Class B Common Stock to Company Class A Common Stock as contemplated by the Pew Voting Agreement. The foregoing description of each Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are filed as Exhibits 99.2 and 99.3 to this Current Report on Form 8-K and incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

Exhibit 2.1	Agreement and Plan of Merger, by and among Steelcase Inc., HNI Corporation, Geranium Merger Sub I, Inc. and Geranium Merger Sub II, LLC, dated as of August 3, 2025.

Exhibit 99.1	Letter Agreement, between Robert C. Pew III and Steelcase Inc., dated August 3, 2025.

Exhibit 99.2	Voting and Support Agreement, by and among HNI Corporation, Robert C. Pew III and Susan H. Taylor, dated as of August 3, 2025.

Exhibit 99.3	Voting and Support Agreement, by and between HNI Corporation and Jennifer C. Niemann, dated as of August 3, 2025.

Exhibit 104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the transaction between HNI and Steelcase (the “Transaction”), HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10 K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8 K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10 K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STEELCASE INC.

Date: August 4, 2025	By:	/s/ David C. Sylvester
David C. Sylvester
Senior Vice President, Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

HNI CORPORATION,

GERANIUM MERGER SUB I, INC.,

GERANIUM MERGER SUB II, LLC,

and

STEELCASE INC.

Dated as of August 3, 2025

APPENDICES

Appendix A    Definitions

Exhibit A     Form of Voting and Support Agreement

v

INDEX OF DEFINED TERMS

Term	Section
2029 Senior Notes	Appendix A
2029 Senior Notes Indenture	Appendix A
2029 Senior Notes Officers’ Certificate	Appendix A
Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	Section 3.19(a)
Antitrust Laws	Section 3.5(b)
Applicable Interest Rate	Appendix A
Articles of Incorporation	Section 3.1
Available Cash Election Amount	Section 2.1(a)(ii)(B)
Book-Entry Shares	Section 2.1(a)(ii)(C)
Business Day	Appendix A
Bylaws	Section 3.1
Canceled Shares	Section 2.1(a)(i)
Cash Election	Section 2.1(a)(ii)(B)
Cash Election Amount	Section 2.1(a)(ii)(B)
Cash Election Share	Section 2.1(a)(ii)(B)
Cash Fraction	Section 2.1(a)(ii)(B)
Certificates	Section 2.1(a)(ii)(C)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Appendix A
Company	Preamble
Company 401(k) Plan	Section 5.11(f)
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	Section 5.6(c)(iii)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Board Designees	Section 5.22
Company Capitalization Date	Section 3.2(a)
Company Cash-Based Award	Section 2.4(d)
Company CBOA	Section 2.4(e)
Company Class A Common Stock	Appendix A
Company Class B Common Stock	Appendix A
Company Common Stock	Appendix A
Company Disclosure Letter	Appendix A
Company DSU Award	Section 2.4(b)
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company ERISA Affiliate	Appendix A
Company Foreign Plan	Appendix A
Company Fundamental Representations	Section 6.2(a)
Company Intervening Event	Appendix A

Company Lease	Appendix A
Company Leased Real Property	Appendix A
Company Material Contract	Section 3.14(a)
Company Owned IP	Appendix A
Company Owned Real Property	Appendix A
Company Permits	Section 3.10(a)
Company PSU Award	Section 2.4(c)
Company Recommendation	Appendix A
Company Registered IP	Section 3.15(a)
Company Related Parties	Section 7.3(d)
Company Related Party Transaction	Section 3.25
Company RSU Award	Section 2.4(a)
Company SEC Documents	Section 3.6(a)
Company Shareholder Approval	Section 3.4
Company Shareholders’ Meeting	Section 5.3(b)
Company Superior Proposal	Appendix A
Company Tax Counsel	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	Section 3.5(b)
Continuation Period	Section 5.11(a)
Contract	Appendix A
Control	Appendix A
Converted RSU Award	Section 2.4(a)(ii)
Covered Employees	Section 5.11(a)
Current Insurance	Section 5.8(c)
D&O Indemnified Parties	Section 5.8(a)
Debt Letters	Section 4.17
EDGAR	Article III
Election Deadline	Section 2.2(d)
Election Form	Section 2.2(a)
Election Form Record Date	Section 2.2(a)
Environmental Laws	Appendix A
ERISA	Appendix A
Excess Shares	Section 2.1(d)
Exchange	Section 5.23(b)
Exchange Act	Appendix A
Exchange Agent	Section 2.3(a)
Exchange Documents	Section 5.23(b)
Exchange Fund	Section 2.3(a)
Exchange Ratio	Section 2.1(a)(ii)(C)
Excluded Benefits	Section 5.11(b)
Executive Plan Participant	Section 3.12(h)
Existing Company Credit Agreement	Appendix A
FCPA	Appendix A
Financing	Section 4.17

Financing Materials	Section 5.15(c)(v)
Financing Parties	Section 5.15(a)
Financing Source Parties	Appendix A
Financing Source Party Provisions	Section 7.4
First Certificate of Merger	Section 1.3(a)
First Effective Time	Section 1.3(a)
First Merger	Recitals
Form S-4	Section 3.11
GAAP	Appendix A
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Initial Lenders	Section 4.17
Intellectual Property	Appendix A
Intended Purpose	Section 5.5
IRS	Appendix A
IT Assets	Appendix A
Joint Proxy Statement	Section 3.11
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A
Lien	Appendix A
Mailing Date	Section 2.2(a)
Material Adverse Effect	Appendix A
Material Company Lease	Section 3.14(a)(vi)
Maximum Amount	Section 5.8(c)
MBCA	Recitals
Merger Consideration	Section 2.1(a)(ii)
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Merger Sub LLC Common Interests	Section 4.2(e)
Mergers	Recitals
Michigan LARA	Appendix A
Mixed Election	Section 2.1(a)(ii)(A)
Mixed Election Share	Section 2.1(a)(ii)(A)
Mixed Election Stock Exchange Ratio	Section 2.1(a)(ii)(A)
MLLCA	Recitals
No Election Shares	Section 2.2(d)
NYSE	Appendix A
OFAC	Appendix A
Order	Appendix A
Outside Counsel Only Material	Section 5.4(b)
Parent	Preamble
Parent 401(k) Plan	Section 5.11(f)
Parent Acquisition Proposal	Appendix A

Parent Adverse Recommendation Change	Section 5.7(c)(iii)
Parent Benefit Plan	Appendix A
Parent Board	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent Common Stock	Appendix A
Parent Common Stock Reference Price	Appendix A
Parent Credit Facilities	Appendix A
Parent Deferred Compensation Plans	Appendix A
Parent Disclosure Letter	Appendix A
Parent Equity Plans	Appendix A
Parent ERISA Affiliate	Appendix A
Parent ESPP	Appendix A
Parent Fundamental Representations	Section 6.3(a)
Parent Intervening Event	Appendix A
Parent Material Contract	Section 4.14
Parent Organizational Documents	Appendix A
Parent Recommendation	Appendix A
Parent Related Parties	Section 7.3(d)
Parent Revolving Credit Agreement	Appendix A
Parent SEC Documents	Section 4.6(a)
Parent Shareholder Approval	Section 4.4
Parent Shareholders’ Meeting	Section 5.3(c)
Parent Stock Issuance	Section 5.3(a)
Parent Superior Proposal	Appendix A
Parent Tax Counsel	Appendix A
Parent Term Credit Agreement	Appendix A
Parent Termination Fee	Appendix A
Payoff Amount	Section 5.19
Per Share Cash Amount	Section 2.1(a)(ii)(A)
Per Share Cash Election Consideration	Section 2.1(a)(ii)(B)
Permitted Lien	Appendix A
Person	Appendix A
Personal Data	Appendix A
Pre-Closing Bonus	Section 5.11(e)
Pre-Closing Period	Section 5.11(e)
Proceedings	Appendix A
Prohibited Modifications	Section 5.15(b)(v)
Release	Appendix A
Remedy Action	Section 5.4(d)(ii)
Representative	Appendix A
Required Financial Statements	Section 5.15(c)(i)
Restraint	Section 6.1(e)
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A

SEC	Appendix A
Second Certificate of Merger	Section 1.3(b)
Second Effective Time	Section 1.3(b)
Second Merger	Recitals
Section 409A	Section 2.4(g)
Securities Act	Appendix A
Security	Appendix A
Significant Subsidiary	Appendix A
Software	Appendix A
Specified Material Contract Provisions	Section 3.14(a)(v)
Stock Election	Section 2.1(a)(ii)(C)
Stock Election Share	Section 2.1(a)(ii)(C)
Subsidiary	Appendix A
Substitute Financing	Section 5.15(b)(v)
Surviving Corporation	Recitals
Surviving Corporation Share	Section 2.1(a)(iii)
Surviving Entity	Recitals
Tax	Appendix A
Tax Counsels	Appendix A
Tax Returns	Appendix A
Taxes	Appendix A
Termination Date	Section 7.1(b)(i)
Trade Secrets	Appendix A
Trademarks	Appendix A
Treasury Regulations	Appendix A
Unvested Company RSU Award	Section 2.4(a)(ii)
Vested Company RSU Award	Section 2.4(a)(i)
Voting and Support Agreement	Recitals
WARN Act	Appendix A

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THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 3, 2025, is made by and among (i) HNI Corporation, an Iowa corporation (“Parent”), (ii) Geranium Merger Sub I, Inc., a Michigan corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub Inc.”), (iii) Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub LLC”), and (iv) Steelcase Inc., a Michigan corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination by means of a merger of Merger Sub Inc. with and into the Company, with the Company surviving such merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Parent (the “First Merger”), immediately followed by a merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving such merger (the “Surviving Entity”) as a direct wholly owned subsidiary of Parent (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub Inc. have approved and declared in the best interests of their respective shareholders this Agreement and the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Michigan Business Corporation Act, as amended (the “MBCA”);

WHEREAS, the sole member of Merger Sub LLC has approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Michigan Limited Liability Company Act, as amended (the “MLLCA”);

WHEREAS, the Company Board has, subject to Section 5.6, by a unanimous vote of the directors present and voting, resolved to recommend that the Company’s shareholders approve the adoption of this Agreement and the transactions contemplated hereby;

WHEREAS, the Parent Board has, subject to Section 5.7, unanimously resolved to recommend that Parent’s shareholders approve the issuance of shares of Parent Common Stock in connection with the Mergers;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain shareholders of the Company have entered into a voting and support agreement in the form attached as Exhibit A hereto (the “Voting and Support Agreement”) pursuant to which, and subject to the terms thereof, among other things, such shareholders agreed to vote certain shares of Company Common Stock beneficially owned by each of them in favor of the adoption of this Agreement and the transactions contemplated hereby;

WHEREAS, for federal income Tax purposes, it is intended that (i) the Mergers shall be treated as part of a single, integrated transaction (as described in Rev. Rul. 2001-46, 2001-2 C.B. 321) that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code, and (iii) each of Parent and the Company be a party to such reorganization within the meaning of Section 368(b) of the Code; and

WHEREAS, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA, at the First Effective Time, Merger Sub Inc. shall be merged with and into the Company, whereupon the separate existence of Merger Sub Inc. shall cease, and the Surviving Corporation shall continue as the surviving corporation of the First Merger and a direct wholly owned Subsidiary of Parent.

(b) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA and the MLLCA, immediately following the First Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC, whereupon the separate existence of the Surviving Corporation shall cease, and the Surviving Entity shall continue as the surviving entity of the Second Merger and a direct wholly owned Subsidiary of Parent.

Section 1.2 The Closing. Subject to the provisions of Article VI, the closing of the Mergers (the “Closing”) shall take place at 7:00 a.m. (Chicago, Illinois, United States time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 320 South Canal Street, Chicago, Illinois 60606.

Section 1.3 Effective Time.

(a) Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be executed and filed with the Michigan LARA as provided under the MBCA. The First Merger shall become effective at the time the First Certificate of Merger has been duly filed with the Michigan LARA or at such other date and time as is agreed between Parent and the Company and specified in the First Certificate of Merger, but in all cases prior to the Second Effective Time (such date and time being hereinafter referred to as the “First Effective Time”). The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA.

(b) Immediately following the First Effective Time, the parties shall cause a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the Michigan LARA as provided under the MBCA and the MLLCA. The Second Merger shall become effective at the time the Second Certificate of Merger has been duly filed with the Michigan LARA or at such other date and time as is agreed between Parent and the Company and specified in the Second Certificate of Merger, but in all cases after the First Effective Time (such date and time being hereinafter referred to as the “Second Effective Time”). The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA and the MLLCA.

Section 1.4 Articles of Incorporation; Bylaws.

(a) At the First Effective Time, (i) the articles of incorporation of the Company, as in effect immediately prior to the First Effective Time, shall be the articles of incorporation of the Surviving Corporation without any amendments or modifications thereto, and (ii) the bylaws of the Company, as in effect immediately prior to the First Effective Time, shall be the bylaws of the Surviving Corporation without any amendments or modifications thereto, each until the Second Effective Time.

(b) At the Second Effective Time, the articles of organization and operating agreement of Merger Sub LLC shall be the articles of organization and operating agreement of the Surviving Entity (which, for the avoidance of doubt, shall be consistent with the requirements of Section 5.8), until thereafter amended in accordance with applicable Law, the applicable provisions of such articles of organization and operating agreement and subject to Section 5.8.

Section 1.5 Board of Directors; Officers.

(a) From the First Effective Time until the Second Effective Time, the directors and officers of the Company as of immediately prior to the First Effective Time shall be the directors and officers of the Surviving Corporation.

(b) From and after the Second Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the articles of organization and operating agreement of the Surviving Entity, (i) the managers of Merger Sub LLC as of immediately prior to the Second Effective Time shall be the managers of the Surviving Entity, and (ii) the officers of the Surviving Corporation as of immediately prior to the Second Effective Time shall be the officers of the Surviving Entity.

Section 1.6 Tax Treatment of the Mergers. For federal income Tax purposes, it is intended that (i) the Mergers shall be treated as part of a single, integrated transaction (as described in Rev. Rul. 2001-46, 2001-2 C.B. 321) that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code, and (iii) each of Parent and the Company be a party to such reorganization within the meaning of Section 368(b) of the Code.

ARTICLE II

EFFECT OF THE MERGERS ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Securities.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Merger Sub Inc., Merger Sub LLC or the holders of any securities of the Company, Merger Sub Inc. or Merger Sub LLC:

(i) Each share of Company Common Stock held directly by Parent, Merger Sub Inc. or Merger Sub LLC immediately prior to the First Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).

(ii) Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than Canceled Shares) shall be automatically canceled and converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Article II, the following consideration (collectively with, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(d), the “Merger Consideration”), in each case without interest and subject to any required Tax withholding as provided in Section 2.9:

(A) each share of Company Common Stock with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked or changed pursuant to Section 2.2(e) (each, a “Mixed Election Share”) and each No Election Share shall be converted into the right to receive the combination of (x) $7.20 in cash (the “Per Share Cash Amount”) and (y) 0.2192 shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Mixed Election Stock Exchange Ratio”);

(B) each share of Company Common Stock with respect to which an election to receive only cash (a “Cash Election”) has been effectively made and not revoked or changed pursuant to Section 2.2(e) (each, a “Cash Election Share”) shall be converted (provided that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive in cash an amount (rounded to two decimal places) (the “Per Share Cash Election Consideration”) equal to the sum of (i) the Per Share Cash Amount plus (ii) the product of the Mixed Election Stock Exchange Ratio multiplied by the Parent Common Stock Reference Price; provided, however, that if (x) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (y) the difference between (I) the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than Canceled Shares) issued and outstanding immediately prior to the First Effective Time minus (II) the product of (p) the number equal to the sum of the number of Mixed Election Shares and the number of No Election Shares and (q) the Per Share Cash Amount (such difference being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash equal to the product (rounded to two decimal places) of (r) the Per Share Cash Election Consideration and (s) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (t) the Exchange Ratio and (u) one (1) minus the Cash Fraction; and

(C) each share of Company Common Stock with respect to which an election to receive only stock consideration (a “Stock Election”) has been effectively made and not revoked or changed pursuant to Section 2.2(e) (each, a “Stock Election Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into a number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Exchange Ratio”) equal to (i) the Mixed Election Stock Exchange Ratio plus (ii) the quotient (rounded to four decimal places) of the Per Share Cash Amount divided by the Parent Common Stock Reference Price; provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount (rounded to two decimal places) of such excess divided by the number of Stock Election Shares and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product (rounded to four decimal places) of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.

For the avoidance of doubt, in no event shall the aggregate cash payable to the holders of all shares of Company Common Stock under Article II in connection with the Mergers exceed the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than Canceled Shares) issued and outstanding immediately prior to the First Effective Time.

Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the First Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.3, the Merger Consideration.

(iii) Each share of common stock, no par value, of Merger Sub Inc. issued and outstanding immediately prior to the First Effective Time shall be automatically canceled and converted into and become one (1) newly issued fully paid share of Class A common stock, no par value, of the Surviving Corporation (the “Surviving Corporation Share”).

(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation, Parent, Merger Sub LLC or the holders of any securities of the Surviving Corporation or Merger Sub LLC, (i) the Surviving Corporation Share issued and outstanding immediately prior to the Second Effective Time shall be automatically canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof, (ii) each Merger Sub LLC Common Interest shall remain outstanding as a limited liability company interest in the Surviving Entity, and (iii) Parent shall become the sole member of the Surviving Entity.

(c) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the First Effective Time, any change in the number or type of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period (but, for the avoidance of doubt, excluding any change that results from (i) the exercise or settlement of compensatory equity awards of Parent or the Company or (ii) the grant of equity-based compensation by Parent or the Company), the Merger Consideration (and components thereof) and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(d) No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the cancellation and conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. As promptly as practicable following the First Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the First Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer Taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.1(d).

Section 2.2 Election Procedures.

(a) An election form (the “Election Form”), including a letter of transmittal and related instructions, which Election Form and such other documents shall be in the form as Parent and the Company shall reasonably agree upon, shall be initially mailed not less than twenty (20) Business Days prior to the anticipated Election Deadline or on such other date as Parent and the Company shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date or on such other date as Parent and the Company shall mutually agree (the “Election Form Record Date”).

(b) Parent shall make available one or more Election Forms (and other related documents) as may reasonably be requested from time to time by all Persons who become record holders of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(c) Each Election Form shall permit the record holder of Company Common Stock to specify: (x) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Mixed Election; (y) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Cash Election; and (z) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Stock Election.

(d) Any shares of Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Eastern Time, on the date that is three (3) Business Days prior to the Closing Date (or such other time and date as Parent and the Company shall agree) (the “Election Deadline”) (other than Canceled Shares) shall be deemed to be “No Election Shares” and the holders of such No Election Shares shall be deemed to have made a Mixed Election with respect to such No Election Shares. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline at least five (5) Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(e) Any election shall have been effective only if the Exchange Agent shall have actually received a properly completed Election Form (including any required letter of transmittal, any Certificates and other documents required by the Election Form) or any required letter of transmittal and the related instructions, by the Election Deadline. Any Election Form may be revoked or changed by the authorized Person properly submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Company Common Stock prior to the Election Deadline. All elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof. If an election is revoked, any Certificates and other documents received by the Exchange Agent shall be promptly returned to the shareholder submitting the same to the Exchange Agent.

(f) Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(g) As promptly as practicable following the First Effective Time, and in no event later than the third (3rd) Business Day thereafter, the Exchange Agent shall make all computations contemplated by Section 2.1(a)(ii).

(h) Without limitation of Section 5.3, the Company and Parent shall solicit Cash Elections, Stock Elections and Mixed Elections under this Agreement in compliance with, and shall make any and all filings that are necessary or advisable under, all applicable rules and regulations of the SEC.

Section 2.3 Exchange of Certificates.

(a) Prior to the Election Form Record Date, Parent shall enter into a customary exchange agreement reasonably satisfactory to the Company with the transfer agent of Parent, the transfer agent of the Company or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). The Exchange Agent shall also act as the agent for the Company’s shareholders for the purpose of receiving and holding their Election Forms, including any required letter of transmittal, any Certificates and other documents required by the Election Form or any required letter of transmittal and the related instructions, and shall obtain no rights or interests in the shares represented thereby or subject thereto. At or substantially concurrently with the First Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, (i) book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii), and (ii) cash in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, and Parent shall, after the First Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.3(d) (such shares of Parent Common Stock and cash amounts provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, the “Exchange Fund”). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii) or any dividends or other distributions payable pursuant to Section 2.3(d), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.

(b) As promptly as practicable following the First Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the First Effective Time represented outstanding shares of Company Common Stock and who has not theretofore submitted its Election Form (together with any required letter of transmittal), a letter of transmittal and related instructions, which shall be in the form as Parent, the Company and the Exchange Agent shall reasonably agree upon.

(c) From and after the First Effective Time and the completion of the allocation procedure set forth in Section 2.2, upon surrender (including upon any surrender which is effective upon the First Effective Time pursuant to an effective election made pursuant to Section 2.2) of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration that such holder has the right to receive for each share of Company Common Stock formerly represented by such Certificate pursuant to Section 2.1(a)(ii), including, if applicable, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d), and any dividends or other distributions payable pursuant to Section 2.3(d), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, each Book-Entry Share shall automatically upon the First Effective Time be entitled to receive, including pursuant to an effective election made pursuant to Section 2.2, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration that such holder has the right to receive in respect of such Book-Entry Share pursuant to Section 2.1(a)(ii), including any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d), and any dividends or other distributions payable pursuant to Section 2.3(d). Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.3(c), each Certificate or Book-Entry Share shall be deemed, from and after the First Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.3(c) and any dividends or other distributions payable pursuant to Section 2.3(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash or other Merger Consideration payable hereunder.

(d) Subject to applicable Law, there shall be paid to the holder of the Parent Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.3(c), without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(c), the amount of dividends or other distributions, if any, with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the First Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(c), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(c), payable with respect to such shares of Parent Common Stock.

(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.3(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(f) Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the First Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Mergers who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.3(d).

(g) None of Parent, Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.3(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

Section 2.4 Company Equity Awards.

(a) Treatment of Company RSU Awards. As of the First Effective Time, each restricted stock unit award relating to a share of Company Common Stock granted under the Company Equity Plan which vests solely based on continued service that remains outstanding immediately prior to the First Effective Time (each, a “Company RSU Award”), without any action on the part of Parent, Merger Sub Inc., Merger Sub LLC, the Company or the holder thereof, shall be treated as follows:

(i) each Company RSU Award that is outstanding and vested as of immediately prior to the First Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Mergers (each, a “Vested Company RSU Award”) shall be canceled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding Taxes) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the First Effective Time by (B) the Per Share Cash Election Consideration; and

(ii) each Company RSU Award that is outstanding as of immediately prior to the First Effective Time that is not a Vested Company RSU Award (each, an “Unvested Company RSU Award”) shall be assumed by Parent and converted into a restricted stock unit award (“Converted RSU Award”) that settles in an amount in cash (that accrues interest using the Applicable Interest Rate) and a number of shares of Parent Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Company Common Stock underlying the Unvested Company RSU Award based on a Mixed Election, each such Converted RSU Award that is assumed and converted pursuant to this Section 2.4(a)(ii) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Unvested Company RSU Award immediately prior to the First Effective Time.

(b) Treatment of Company DSU Awards. As of the First Effective Time, each deferred restricted stock unit in respect of the Company’s non-employee director deferred compensation plan that remains outstanding immediately prior to the First Effective Time (each, a “Company DSU Award”), shall be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding Taxes) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company DSU Award immediately prior to the First Effective Time by (B) the Per Share Cash Election Consideration.

(c) Treatment of Company PSU Awards. As of the First Effective Time, each performance unit award relating to a share of Company Common Stock granted under the Company Equity Plan which vests, in whole or in part, based on the achievement of performance-based criteria that remains outstanding immediately prior to the First Effective Time (each, a “Company PSU Award”), without any action on the part of Parent, Merger Sub Inc., Merger Sub LLC, the Company or the holder thereof, shall be assumed by Parent and converted into a Converted RSU Award that settles in an amount in cash (that accrues interest using the Applicable Interest Rate) and a number of shares of Parent Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Company Common Stock underlying the Company PSU Award based on a Mixed Election (with the performance-based vesting condition that applied to the Company PSU Award immediately prior to the First Effective Time deemed attained based on the Company’s actual performance as set forth on Section 2.4(c) of the Company Disclosure Letter).

(d) Treatment of Company Cash-Based Awards. As of the First Effective Time, each cash-based award under the Company Equity Plan which vests, in whole or in part, based on the achievement of performance-based criteria (each, a “Company Cash-Based Award”) that remains outstanding immediately prior to the First Effective Time shall be treated in accordance with the applicable award agreement and the Company Equity Plan (with the performance-based vesting condition that applied to the Company Cash-Based Award immediately prior to the First Effective Time deemed attained based on the Company’s actual performance as set forth on Section 2.4(d) of the Company Disclosure Letter and accruing interest using the Applicable Interest Rate for the remainder of the performance period) and, to the extent required to be paid out in accordance with the terms of the applicable award agreement, shall be payable in accordance with Section 2.4(g).

(e) Treatment of Company CBOAs. As of the First Effective Time, each cash bonus opportunity award relating to a share of Company Common Stock which vests solely based on continued service that remains outstanding immediately prior to the First Effective Time (each, a “Company CBOA”) shall be treated in accordance with the applicable award agreement and the Company Equity Plan and, to the extent required to be paid out in accordance with the terms of the applicable award agreement, shall be payable in accordance with Section 2.4(g).

(f) Effect on Merger Consideration. For the avoidance of doubt, any cash amounts payable in respect of Company RSU Awards, Company DSU Awards, Company PSU Awards, Company Cash-Based Awards or Company CBOAs pursuant to this Section 2.4 shall be excluded from the calculation of the Available Cash Election Amount and shall not in any way affect, or be taken into account in the determination of, the Merger Consideration payable in respect of Company Common Stock pursuant to Section 2.1(a)(ii).

(g) Parent Actions. Except as necessary to avoid the imposition of any additional Taxes or penalties with respect to Company Equity Awards, Company Cash-Based Awards, Company CBOAs and Company DSU Awards pursuant to Section 409A of the Code and the Treasury Regulations promulgated thereunder (“Section 409A”), Parent shall, or shall cause the Company to, pay in cash through applicable payroll systems all amounts payable pursuant to this Section 2.4 that are required to be paid through payroll as promptly as practicable following the First Effective Time, but in no event later than the first regular payroll period that occurs at least ten (10) Business Days following the First Effective Time; provided that (i) any such amounts shall be paid without interest and (ii) any Company DSU Awards shall be paid on substantially the same schedule.

(h) Company Actions. Prior to the First Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Equity Plan) shall adopt such resolutions, provide any required notice or take such other reasonable actions as may be required to provide for the treatment set forth in this Section 2.4 in respect of the Company Equity Awards, Company Cash-Based Awards and Company CBOAs.

Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (after giving effect to any Tax withholding as provided in Section 2.9) to which the holder thereof is entitled pursuant to this Article II.

Section 2.6 No Appraisal Rights. In accordance with Section 762 of the MBCA, no appraisal or dissenters’ rights shall be available to holders of shares of the Company Common Stock in connection with the First Merger.

Section 2.7 Transfers; No Further Ownership Rights. After the First Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Entity, Parent or the Exchange Agent for transfer following the First Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.8 Further Action. If, at any time after the First Effective Time, any further action is determined by Parent, the Surviving Corporation or the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation, the Surviving Entity or Parent with full right, title and possession of and to all rights and property of Merger Sub Inc., Merger Sub LLC and the Company with respect to the Mergers, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity and otherwise) to take such action.

Section 2.9 Withholding. Each of Parent, Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity, the Exchange Agent and any other third-party paying agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.22 and Section 3.23, as disclosed in the Company SEC Documents filed with (or furnished to) the SEC by the Company on or after February 23, 2024, and prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available in unredacted form on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”), the Company hereby represents and warrants to Parent, Merger Sub Inc. and Merger Sub LLC as follows:

Section 3.1 Organization; Qualification . Each of the Company and its Subsidiaries is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except, in the case of any Subsidiary of the Company, where the failure to be so duly organized and validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. The Company’s Second Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended By-laws (the “Bylaws”), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement. Such Articles of Incorporation and Bylaws are currently in effect, and the Company is not in violation of any of the provisions thereof. The articles of incorporation and bylaws (or similar governing documents), each as amended through the date of this Agreement, of each Significant Subsidiary of the Company have been made available to Parent prior to the date of this Agreement. Each of the Company’s Subsidiary’s articles of incorporation and bylaws (or similar governing documents) are currently in effect and no such Subsidiary is in violation of any of the provisions thereof, except for any violation that (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.2 Capitalization; Subsidiaries.

(a) The authorized capital stock of the Company consisted of (i) 475,000,000 shares of Company Class A Common Stock, 95,977,446 shares of which were issued and outstanding as of the close of business on the second (2nd) Business Day prior to the date of this Agreement (the “Company Capitalization Date”), (ii) 475,000,000 shares of Company Class B Common Stock, 18,740,020 shares of which were issued and outstanding as of the Company Capitalization Date, and (iii) 50,000,000 shares of preferred stock, of which 20,000 shares were designated Class A preferred stock, par value $100 per share, and 200,000 shares were designated Class B preferred stock, par value $50 per share, no shares of which were issued or outstanding as of the Company Capitalization Date. There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the Company Capitalization Date, there were (A) outstanding Company RSU Awards representing 4,241,390 shares of Company Class A Common Stock, (B) outstanding Company DSU Awards representing 444,386 shares of Company Class A Common Stock, (C) outstanding Company PSU Awards representing 3,886,680 shares of Company Class A Common Stock, assuming maximum levels of achievement with respect to any applicable performance-based criteria, (D) 5,022,036 shares of Company Class A Common Stock reserved for future issuance under the Company Equity Plan, (E) 18,740,020 shares of Company Class A Common Stock reserved for future issuance in connection with the conversion of shares of Company Class B Common Stock, and (F) outstanding Company CBOAs representing 17,200 shares of Company Class A Common Stock. From the close of business on the Company Capitalization Date through the date of this Agreement, there have been no issuances of (I) any Company Common Stock or any other equity or voting securities or interests in the Company other than issuances of shares of Company Class A Common Stock (1) pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms of such Company Equity Awards or (2) pursuant to the conversion of Company Class B Common Stock outstanding as of the close of business on the Company Capitalization Date in accordance with the Articles of Incorporation or (II) any Company Equity Awards or any other equity or equity-based awards.

(b) All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards or the Company Equity Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right. Section 3.2(b) of the Company Disclosure Letter sets forth, as of the close of business on the Company

Capitalization Date, each outstanding Company Equity Award and, to the extent applicable, (i) the name (or employee identification number) of the holder thereof, (ii) the number of shares of Company Common Stock issuable thereunder (including, with respect to any performance-based award, the number of shares of Company Common Stock subject to such award assuming target level of performance), and (iii) the grant date. No Subsidiary of the Company owns any capital stock of the Company.

(c) Other than as set forth in Section 3.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (iii) shareholder agreements, voting trusts or similar agreements with any Person to which the Company or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each (i) Subsidiary of the Company and (ii) other Person in whom the Company or any of its Subsidiaries owns any shares of capital stock or other equity or voting securities or other equity interests, in each case other than investments in marketable securities and cash equivalents. The Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right. Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, none of the Company nor any of its Subsidiaries (i) owns directly or indirectly any shares of capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (ii) has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Mergers) to obtaining the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (except, in the case of the Mergers, for the (i) receipt of the Company Shareholder Approval, (ii) the adoption of this Agreement by Parent as the sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12) and (iii) filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Company Board has, by resolutions unanimously adopted by the directors present and voting, (i) approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are in the best interests of the Company and the Company’s shareholders, (iii) directed that the adoption of this Agreement with respect to the First Merger be submitted to a vote at the Company Shareholders’ Meeting and directed that the adoption of this Agreement with respect to the Second Merger be submitted to the vote of the sole shareholder of the Surviving Corporation after the First Effective Time and (iv) resolved to make the Company Recommendation; provided, however, that any change, modification or rescission of such Company Recommendation by the Company Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv). As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4 Vote Required. Assuming the accuracy of Parent’s, Merger Sub Inc.’s and Merger Sub LLC’s representations and warranties in Section 4.16, and upon the conversion of all Company Class B Common Stock into Company Class A Common Stock pursuant to Section 3.E.3.(b) of the Articles of Incorporation as contemplated by Section 4.10 of the Voting and Support Agreement executed and delivered by Mr. Robert C. Pew III on the date hereof, the adoption of this Agreement and the approval of the First Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Class A Common Stock entitled to vote thereon (the “Company Shareholder Approval”), is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the transactions contemplated by this Agreement, other than the Second Merger, which shall be approved by Parent as the sole shareholder of the Surviving Corporation in accordance with Section 5.12; it being understood that in connection with the Company Shareholder Approval, the Company will also submit for the vote of its shareholders at the Company Shareholders’ Meeting only an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders’ Meeting.

Section 3.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the applicable terms or provisions of this Agreement, will (i) assuming that the Company Shareholder Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), violate any provision of the Company’s Articles of Incorporation or Bylaws or the articles of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and (in the case of the Mergers) the Company Shareholder Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (i) with respect to the articles of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary (other than any Significant Subsidiary) of the Company, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(b) No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Joint Proxy Statement), (ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA, (iii) applicable requirements under non-U.S. qualification, state securities or “blue sky” laws of various states or any other applicable securities Laws, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation or identity of Parent in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under the HSR Act and any other applicable United States or non-U.S. competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.6 Company SEC Documents; Financial Statements.

(a) Since February 23, 2024, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements (including, in each case, any related notes and schedules) of the Company included in the Company SEC

Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) The Company has furnished to Parent complete and correct copies of all comment letters from the SEC since February 23, 2024 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review.

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. Since February 24, 2023, there has been and there is no fraud or claim or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f) To the Knowledge of the Company, there are no SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since February 23, 2024, there have been no internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or the Company Board or any committee thereof.

(g) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since February 23, 2024, (i) neither the Company nor any of its Subsidiaries has received any written (or, to the Knowledge of the Company, oral) complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in the case of clause (i) above, as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act).

Section 3.7 Absence of Certain Changes or Events.

(a) Since February 28, 2025 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business.

(b) Since February 28, 2025 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of Sections 5.1(d), 5.1(h), 5.1(i), 5.1(l), 5.1(m), 5.1(r) or 5.1(u) (to the extent relating to any of the foregoing clauses).

(c) Since February 28, 2025 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on April 18, 2025 or the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2025, (b) incurred in the ordinary course of business since February 28, 2025 (none of which is a liability for breach of Contract, breach of warranty, tort, infringement, violation of Law or that relates to any Proceeding), (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.

Section 3.9 Litigation. There is no Proceeding pending or threatened in writing (or, to the Knowledge of the Company, orally) against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.10 Permits; Compliance with Laws.

(a) (i) The Company and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(b) Since February 24, 2023, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(c) Since February 24, 2023, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Company Permits, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Mergers (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the shareholders of the Company relating to the Company Shareholders’ Meeting and to the shareholders of Parent relating to the Parent Shareholders’ Meeting (as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to shareholders of the Company and shareholders of Parent and at the time of the Company Shareholders’ Meeting and at the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub Inc. and Merger Sub LLC, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.12 Employee Benefit Plans; Labor.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of, to the extent applicable, (i) the plan documents governing such Company Benefit Plan and all amendments thereto (including a written description of the material provisions of each unwritten Company Benefit Plan), (ii) each trust, insurance, annuity or other funding Contract for any such Company Benefit Plan, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the most recent annual report on Form 5500, including all applicable Schedules and attachments thereto, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) received from the IRS, (vi) the current summary plan description and each summary of material modification thereto, and (vii) all material non-routine correspondence with respect to such Company Benefit Plan between the Company or any Company ERISA Affiliate and the IRS, United States Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority since February 24, 2023 through the date of this Agreement.

(b) Prior to the date of this Agreement, the Company has provided to Parent the following information for each employee of the Company and certain of its Subsidiaries with annual base compensation for 2024 (or reasonably expected for 2025) in excess of $300,000, in each case to the extent permitted by applicable Laws (including all applicable Laws regarding data privacy and/or the use or transfer of Personal Data) with respect to each such employee: (i) name or employee identification number, (ii) job position, (iii) date of seniority, (iv) date of tenure in current position, (v) active or inactive status, (vi) exempt or non-exempt status under the Fair Labor Standards Act, (vii) location by region and country, (viii) employing entity, (ix) supervisor job position, (x) cost center, (xi) organizational unit, (xii) active or inactive status including (if applicable) type of leave, (xiii) annual salary or hourly rate (as applicable), (xiv) bonus plan and estimated bonus target (if applicable) and (xv) long-term incentive plan and long-term incentive target (if applicable).

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP, (iii) all reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Company Benefit Plan participant have been timely filed or distributed, and (iv) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan or any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan that, in each case, would result in the imposition of any liability to the Company or any of its Subsidiaries.

(d) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a Company Benefit Plan for which the plan document utilizes a prototype form, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any material amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan. To the Knowledge of the Company, (i) no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and (ii) no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(e) Neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, been required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” that is subject to Section 413(c) of the Code and Sections 4062 or 4063 of ERISA, (iii) a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (v) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or an “employee pension benefit plan” that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA or (vi) any funded welfare benefit plan within the meaning of Section 419 of the Code. None of the Company, any of its Subsidiaries, or any Company ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full. Neither the Company nor any of its Subsidiaries has any material current or contingent liability or obligation by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the date of this Agreement, there are no pending, or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) against or affecting any Company Benefit Plan by any employee (or beneficiary thereof) of the Company or any of its Subsidiaries covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan. As of the date of this Agreement, no Company Benefit Plan is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(g) Except as may be required by applicable Laws or as provided for in this Agreement, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any current or former director, employee or individual service provider of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit), (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any director, employee or individual service provider of the

Company or any of its Subsidiaries, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider of the Company or any of its Subsidiaries, (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan in accordance with its terms and applicable Law or (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former director, employee or individual service provider of the Company or any of its Subsidiaries.

(h) The Company has provided to Parent, with respect to each participant in the Company’s Executive Severance Plan (each, an “Executive Plan Participant”), a report, as prepared by Company’s independent compensation consultant, that sets forth, as of the date of such report, (i) the Company’s reasonable, good faith estimate of the maximum amount of the parachute payments that could be paid to such Executive Plan Participant as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such Executive Plan Participant and (iii) the material underlying documentation or related information on which such calculations are based.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has any obligations with respect to any post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code (or comparable Law) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries)). Neither the Company nor any of its Subsidiaries have incurred (whether or not assessed), nor could reasonably be expected to incur, any material Tax or material penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(j) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A has been operated and maintained in operational and documentary compliance with Section 409A in all material respects. No Company Benefit Plan provides for any reimbursement of any penalty, additional income or excise Taxes incurred under Section 409A or Section 4999 of the Code.

(k) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) by or on behalf of any participant in any Company Foreign Plan, or otherwise involving any such Company Foreign Plan or the assets of any Company Foreign Plan, other than routine claims for benefits.

(l) The Company and its Subsidiaries are, and since February 24, 2023 have been, in compliance with any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration (including the completion of Forms I-9 for U.S. employees and the proper confirmation of employer-sponsored employee work visas), employment discrimination and harassment, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), affirmative action, whistleblowing, workers’ compensation, labor relations, employee leave issues, pay transparency and unemployment insurance, except where the failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) since February 24, 2023, the Company and its Subsidiaries are not delinquent in payments to their current or former employees or independent contractors for wages, salaries or service fees required to be paid under applicable Law or Contract, other than arrearages in the ordinary course of business, and (ii) each individual who is providing, or since February 24, 2023 has provided, services to the Company or any of its Subsidiaries and who is, or was, classified as an independent contractor is and has been properly classified as such under applicable Law.

(m) Since February 24, 2023, the Company and its Subsidiaries have reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations, against any current or former director, officer, or employee of which the Company has Knowledge. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer or director of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of the Company, in the past three (3) years, no material allegations of sexual harassment or sexual misconduct have been made against (A) any officer or director of the Company or any of its Subsidiaries or (B) an employee of the Company or any of its Subsidiaries at a level of Vice President or above.

(n) Neither the Company nor its Subsidiaries are party to or bound by any Labor Agreement, nor is any such Labor Agreement presently being negotiated, in each case, applicable to or affecting employees of the Company or its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, (i) no employees of the Company or its Subsidiaries are represented by any labor union, labor organization, works council or other employee representative body and (ii) there are no labor union organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority by or with respect to any employees of the Company or its Subsidiaries. Since February 24, 2023 through the date of this Agreement, there have not been any, and there are no pending or, to the Knowledge of the Company, threatened material labor-related strikes, walkouts, lockouts, arbitrations, or other material labor disputes against or affecting the Company or its Subsidiaries. The Company is not required under applicable Law or any Labor Agreement to obtain consent from, or enter into any formal consultation procedure with, any labor union, labor organization, works council or other employee representative body to enter into this Agreement or to consummate any of the transactions contemplated hereunder.

(o) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries at a level of General Manager or above is in material violation of any material term of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or employee or customer non-solicitation agreement: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

Section 3.13 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) Each of the Company and its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed, and all such Tax Returns (taking into account all amendments thereto) are true, complete and correct and (ii) paid all Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of this clause (ii), with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.

(b) (i) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Company SEC Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements (rather than in any notes thereto) and (ii) since the date of such financial statements, none of the Company or any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) (i) There are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries; (ii) no deficiency for Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn; (iii) none of the Company or any of its Subsidiaries has waived (or agreed to waive) any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than any such extension of no more than six (6) months and entered into in the ordinary course of business); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a type of Tax Return that the Company or any of its Subsidiaries is or may be required to file such type of Tax Return or be liable for Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has a permanent establishment or is a resident for Tax purposes outside of its jurisdiction of formation or organization.

(d) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected from payments made to their respective employees, independent contractors, creditors, shareholders or other third parties, and have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(e) None of the Company or any of its Subsidiaries has been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of non-U.S., state or local law), as a transferee or successor, by Contract (other than Contracts that are commercial agreements not primarily related to Taxes) or otherwise.

(f) None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such agreement or arrangement exclusively between or among the Company and its Subsidiaries or commercial agreements not primarily related to Taxes) that will not be terminated on or before the Closing Date without any future liability or obligations to the Company or its Subsidiaries.

(g) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(h) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(i) Within the last two (2) years, none of the Company or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” or been a party to any transaction intended to qualify (in whole or in part) under Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in, or use of improper, accounting method prior to the Closing Date or for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law regarding Taxes) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, (D) prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date or (E) intercompany transaction or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law regarding Taxes).

(k) None of the Company or any of its Subsidiaries have executed or filed any power of attorney with respect to Taxes that will remain in effect, or that cannot be terminated by the Company or its Subsidiaries, after the Closing.

(l) Neither the Company nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.

(m) Neither the Company nor any of its Subsidiaries have any material outstanding escheat or unclaimed property liabilities that are due and payable.

(n) After due inquiry and consultation with its counsel, as of the date of this Agreement, none of the Company or any of its Subsidiaries is aware of the existence of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent prior to the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean any Contract (other than any Company Benefit Plan or any Company Lease that is not a Material Company Lease) to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound, except for this Agreement, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) is a joint venture, partnership, shareholder or similar Contract;

(iii) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries in an amount in excess of $25,000,000 or that otherwise places a Lien (other than a Permitted Lien) on material assets of the Company or its Subsidiaries;

(iv) is a Contract that limits, restricts or prohibits, or purports to limit, restrict or prohibit, in any material respect the Company or its Subsidiaries in the right to engage, or to compete with any Person, in any line of business or geographic area;

(v) is (A) a material customer Contract (which, for this purpose, shall mean, with respect to any individual customer Contract, $15,000,000 in aggregate purchases in any twelve (12) month period pursuant to such Contract) under which the Company or any of its Subsidiaries is subject to any “most favored nation” or most favored customer provision, (B) a supplier Contract under which the Company or any of its Subsidiaries is subject to any minimum purchase commitment in excess of $1,000,000 or (C) a Contract that contains any exclusivity, call or put option or rights of first or last offer, negotiation or refusal (the specific Contract provisions that are the subject of this subclause (v) are referred to as the “Specified Material Contract Provisions”);

(vi) is one of the Company’s five (5) most material Company Leases based on aggregate rent amounts due under each such Company Lease over the term thereof (each, a “Material Company Lease”);

(vii) is a Contract (A) with any supplier from whom the Company or any of its Subsidiaries has purchased more than $5,000,000 of products or materials in the last twelve (12) months, (B) that has a term greater than one (1) year and (C) that is not terminable without penalty or other liability to the Company or any of its Subsidiaries upon no more than 60 days’ prior notice;

(viii) is a Contract relating to the acquisition or disposition of any business or operations or assets (other than purchase or sale of inventory in the ordinary course) (whether by merger, sale of stock, sale of assets, consolidation or otherwise) (A) entered into within the past three (3) years, for aggregate actual or contingent consideration under such Contract in excess of $50,000,000 or (B) which has continuing or contingent obligations that would reasonably be expected to be in excess of $10,000,000;

(ix) is a Labor Agreement covering employees of the Company and its Subsidiaries;

(x) is a Contract with any Governmental Authority, other than agreements entered into in the ordinary course of business;

(xi) is a Contract, under which the Company or any of its Subsidiaries has granted or received any license, consent to use, non-assertion or similar right with respect to Intellectual Property, in each case, that is material to the Company and its Subsidiaries, taken as a whole (other than (A) non-exclusive inbound licenses of “shrink wrap,” “off-the-shelf” or other generally available Software or information technology assets or services, (B) licenses for “open source” Software, (C) Contracts with non-exclusive grants of rights to a customer, distributor, reseller, supplier or service provider, or (D) any nondisclosure agreements, employee invention assignment agreements or other similar agreements, in each case, entered into in the ordinary course of business); or

(xii) is a Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which will (x) involve payments by the Company or any of its Subsidiaries after the date hereof of consideration in excess of $500,000, individually or in the aggregate, or (y) impose monitoring or reporting obligations to any other Person or (B) with respect to which material conditions precedent to the settlement have not been satisfied.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, and (iii) each Company Material Contract is (A) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (I) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (II) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (B) in full force and effect.

Section 3.15 Intellectual Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries, as applicable, are the exclusive owner of all issuances and registrations of, and pending applications for registrations of, Intellectual Property included in the Company Owned IP (collectively, “Company Registered IP”), free and clear of all Liens (other than Permitted Liens), and (ii) all such Company Owned IP is subsisting, and, to the Knowledge of the Company, excluding any applied-for Company Registered IP, valid and enforceable.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Company Owned IP.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate, and has not infringed upon, misappropriated or otherwise violated, any Intellectual Property rights of any other Person, (ii) there are no claims for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property right of the Company or any of its Subsidiaries in the Company Owned IP.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets of the Company and its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized or improper use or disclosure thereof.

Section 3.16 Information Technology; Data Protection.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, since February 24, 2023, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse security events affecting the IT Assets of the Company and its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their control against unauthorized access or use and (ii) to the Knowledge of the Company, there has been no unauthorized access to or use of any such Personal Data.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality and security of its IT Assets, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster recovery procedures and business continuity procedures.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) to the Knowledge of the Company, the Company and its Subsidiaries have since February 24, 2023, been in compliance with applicable Laws, as well as their own rules, policies and procedures, and contractual obligations relating to data protection, data privacy and the processing of information or data, including the collection, use, transfer, storage and processing of any Personal Data collected or processed by or on behalf of the Company and its Subsidiaries and (ii) to the Knowledge of the Company, the Company and its Subsidiaries have not received any (A) written notice from any applicable Governmental Authority or (B) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any such data security obligations, nor has the Company or its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.

Section 3.17 Real and Personal Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets (including all Company Owned Real Property and all Company Leased Real Property), free and clear of all Liens, except for Permitted Liens, and (ii) exclusive possession of all Company Owned Real Property and Company Leased Real Property.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Lease is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. The Company has provided Parent with true, correct and complete (in all material respects) copies, as of the date of this Agreement, of each Material Company Lease.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to any Company Lease or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Company Lease.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Company Leased Real Property, (ii) there are no outstanding options or rights of first refusal to purchase any Company Owned Real Property or any interest therein, (iii) there are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of any Company Leased Real Property or any Company Owned Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof and (iv) the Company Owned Real Property and, to the Knowledge of the Company, the Company Leased Real Property, and any buildings located thereon owned or leased by the Company or any of its Subsidiaries have no material defects, are in condition and repair (given due account to the age and length of use of same, ordinary wear and tear excepted) adequate and suitable for their present and intended uses.

Section 3.18 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) the Company and its Subsidiaries are and, since February 24, 2023, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;

(b) there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries;

(c) none of the Company or any of its Subsidiaries has received notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which notice or request is unresolved;

(d) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to investigate, remediate or otherwise conduct any response action in respect of such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law;

(e) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by the Company or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by the Company or any of its present or past Subsidiaries or any of their respective predecessors, was during the time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and

(f) none of the products manufactured, distributed or sold by the Company or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.

Section 3.19 Foreign Corrupt Practices Act; Anti-Corruption. Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole:

(a) Since February 24, 2023, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

(b) Neither the Company nor any of its Subsidiaries, (i) is under internal or to the Knowledge of the Company, external investigation for any violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is the subject of any internal complaint, audit or review process regarding a violation of the Anti-Corruption Laws.

(c) The Company and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d) Since February 24, 2023, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.20 Sanctions.

(a) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, and no director, officer or, to the Knowledge of the Company, employee thereof, (i) is a Sanctioned Person or (ii) has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions.

(b) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries, and each director, officer and, to the Knowledge of the Company, other employee thereof, is and, since February 24, 2023 has been, in compliance with all applicable Sanctions and (ii) each of the Company and its Subsidiaries has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do business.

Section 3.21 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies held by the Company or any of its Subsidiaries, and all such insurance policies are in full force and effect, (b) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action (including with respect to the transactions contemplated by this Agreement) that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of such insurance policies and (c) none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such insurance policies, (ii) of cancellation or termination with respect to any such insurance policies, or (iii) of a denial of coverage for any claim under any such insurance policies.

Section 3.22 Takeover Laws. Assuming the accuracy of Parent’s, Merger Sub Inc.’s and Merger Sub LLC’s representations and warranties in Section 4.16, the Company Board has approved resolutions exempting this Agreement, the Voting and Support Agreement, the Mergers and the other transactions contemplated hereby and thereby from Section 780 of the MBCA pursuant to Section 782 of the MBCA.

Section 3.23 Brokers. No investment banker, broker or finder other than Goldman Sachs & Co. LLC and BofA Securities, Inc., the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. True, correct and complete copies of the engagement letters between the Company and each of Goldman Sachs & Co. LLC and BofA Securities, Inc. have been made available to Parent prior to the date of this Agreement.

Section 3.24 Opinion of Financial Advisors. The Company Board has received the opinions of Goldman Sachs & Co. LLC and BofA Securities, Inc., each dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the limitations, qualifications and assumptions set forth in each such opinion, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than Canceled Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly after the date of this Agreement, true, correct and complete copies of each such opinion will be made available to Parent for informational purposes only.

Section 3.25 Related Party Transactions. Except for employment relationships, compensatory arrangements and Company Benefit Plans, there are no Contracts that are required to be disclosed under Item 404 of Regulation S-K of the SEC (for purposes of this Section 3.25, substituting “$10,000” for “$120,000” in such Item 404 of Regulation S-K of the SEC) that are not so disclosed (any such Contracts, a “Company Related Party Transaction”).

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent, Merger Sub Inc. or Merger Sub LLC in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV of this Agreement and the Voting and Support Agreement, none of Parent, Merger Sub Inc. or Merger Sub LLC or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Mergers and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB INC. AND MERGER SUB LLC

Except (i) as disclosed in the Parent Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.15, as disclosed in the Parent SEC Documents filed with (or furnished to) the SEC by Parent on or after December 30, 2023, and prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available in unredacted form on EDGAR, Parent, Merger Sub Inc. and Merger Sub LLC hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization; Qualification. Each of Parent, Merger Sub Inc. and Merger Sub LLC is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of Parent, Merger Sub Inc. and Merger Sub LLC is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement. The Parent Organizational Documents are currently in effect, and none of Parent, Merger Sub Inc. or Merger Sub LLC, as applicable, is in violation of any of the provisions thereof.

Section 4.2 Capitalization; Subsidiaries.

(a) The authorized capital stock of Parent consisted of (i) 200,000,000 shares of Parent Common Stock, 45,840,321 shares of which were issued and outstanding and none of which were held by Parent as treasury stock as of the close of business on the second (2nd) Business Day prior to the date of this Agreement (the “Parent Capitalization Date”), and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share, of Parent, no shares of which were issued or outstanding as of the Parent Capitalization Date. There are no other classes of capital stock of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote authorized, issued or outstanding. As of the Parent Capitalization Date, there were (A) outstanding options granted pursuant to a Parent Equity Plan relating to 703,339 shares of Parent Common Stock, (B) outstanding restricted stock units granted pursuant to a Parent Equity Plan relating to 834,280 shares of Parent Common Stock, assuming target levels of achievement with respect to any applicable performance-based criteria, (C) 3,040,782 shares of Parent Common Stock reserved for future issuance under the Parent Equity Plans, (D) 190,683 shares of Parent Common Stock reserved for future issuance under the Parent ESPP, and (E) outstanding stock units held in participant accounts under the Parent Deferred Compensation Plans relating to 86,993 shares of Parent Common Stock.

(b) All of the issued and outstanding shares of Parent Common Stock have been, and all of the shares of Parent Common Stock that may be issued pursuant to any Parent Equity Plan or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the shares of Parent Common Stock issuable pursuant to this Agreement (subject to obtaining the Parent Shareholder Approval), are, or will be when issued, fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right.

(c) Other than as set forth in Section 4.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of Parent or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests of Parent, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of Parent or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Parent, (iii) shareholder agreements, voting trusts or similar agreements with any Person to which Parent or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of Parent or (B) affecting the voting rights of capital stock of Parent or other equity or voting securities or other equity interests of Parent, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of Parent.

(d) All of the issued and outstanding capital stock of Merger Sub Inc. is, and at the First Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub Inc. has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub Inc.

(e) All of the issued and outstanding limited liability company interests of Merger Sub LLC (the “Merger Sub LLC Common Interests”) are, and at the First Effective Time will be, owned by Parent. Merger Sub LLC has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub LLC.

(f) The number of authorized shares of Parent Common Stock that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement.

Section 4.3 Authority Relative to Agreement.

(a) Each of Parent, Merger Sub Inc. and Merger Sub LLC has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Parent Stock Issuance) to obtaining the Parent Shareholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC, and the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, by Parent, Merger Sub Inc. and Merger Sub LLC, and ((1) except in the case of the Mergers, for (x) the adoption of this Agreement by Parent, as the sole shareholder of Merger Sub Inc. (which adoption shall occur immediately following the execution of this Agreement) and (y) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA and (2) except in the case of the Parent Stock Issuance, for the Parent Shareholder Approval) no other corporate action or proceeding on the part of Parent, Merger Sub Inc. or Merger Sub LLC is necessary to authorize the execution, delivery and performance of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC and the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent, Merger Sub Inc. and Merger Sub LLC and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub Inc. and Merger Sub LLC, enforceable against each of Parent, Merger Sub Inc. and Merger Sub LLC in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Parent Board has, by resolutions unanimously adopted thereby, (i) approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are in the best interests of Parent and its shareholders, (iii) directed that the Parent Stock Issuance be submitted to a vote at the Parent Shareholders’ Meeting and (iv) resolved to make the Parent Recommendation; provided, however, that any change, modification or rescission of such Parent Recommendation by the Parent Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv). As of the date of this Agreement, none of the aforesaid actions by the Parent Board have been amended, rescinded or modified.

Section 4.4 Vote Required. The approval of the Parent Stock Issuance by the votes cast favoring the Parent Stock Issuance exceeding the votes cast opposing the Parent Stock Issuance, in each case, by the holders of the shares of Parent Common Stock, present in person or represented by proxy and entitled to vote at the Parent Shareholders’ Meeting at which a quorum is present (the “Parent Shareholder Approval”) is the only vote of holders of securities of Parent that is required in connection with the consummation by Parent of the transactions contemplated by this Agreement; it being understood that in connection with the Parent Shareholder Approval, Parent will also submit for the vote of its shareholders at the Parent Shareholders’ Meeting a customary proposal regarding adjournment of the Parent Shareholders’ Meeting.

Section 4.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC nor the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the transactions contemplated by this Agreement, nor compliance by Parent, Merger Sub Inc. and Merger Sub LLC with any of the applicable terms or provisions of this Agreement, will (i) assuming that the Parent Shareholder Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made and (in the case of the Parent Stock Issuance) the Parent Shareholder Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent, Parent’s Subsidiaries, Merger Sub Inc. or Merger Sub LLC, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary (other than Merger Sub Inc., Merger Sub LLC or any Significant Subsidiary) of Parent, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Joint Proxy Statement), (ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA, (iii) applicable requirements under non-U.S. qualification, state securities or “blue sky” laws of various states or any other applicable securities Laws, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation or identity of the Company in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under Antitrust Laws, and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 4.6 Parent SEC Documents; Financial Statements.

(a) Since December 30, 2023, Parent has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Parent SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to Parent SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements (including, in each case, any related notes and schedules) of Parent included in the Parent SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) Parent has furnished to the Company complete and correct copies of all comment letters from the SEC since December 30, 2023 through the date of this Agreement with respect to any of the Parent SEC Documents, together with all written responses of Parent thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of Parent SEC Documents, and, to the Knowledge of Parent, none of Parent SEC Documents is subject to ongoing SEC review.

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information. Since December 31, 2022, there has been and there is no fraud or claim or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(f) To the Knowledge of Parent, there are no SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries. Since December 30, 2023, there have been no internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent or the Parent Board or any committee thereof.

(g) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, and the statements contained in such certifications are true and accurate. Parent does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since December 30, 2023, (i) neither Parent nor any of its Subsidiaries has received any written (or, to the Knowledge of Parent, oral) complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in the case of clause (i) above, as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

(i) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act).

Section 4.7 Absence of Certain Changes or Events.

(a) Since December 28, 2024 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business.

(b) Since December 28, 2024 through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of Sections 5.2(d), 5.2(e), 5.2(f) or 5.2(g) (to the extent relating to any of the foregoing clauses).

(c) Since December 28, 2024 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in Parent’s balance sheets (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed with the SEC on February 25, 2025 or Parent’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025, (b) incurred in the ordinary course of business since December 28, 2024 (none of which is a liability for breach of Contract, breach of warranty, tort, infringement, violation of Law or that relates to any Proceeding), (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP.

Section 4.9 Litigation. There is no Proceeding pending or threatened in writing (or, to the Knowledge of Parent, orally) against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 4.10 Compliance with Laws.

(a) Since December 31, 2022, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all applicable permits and licenses, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(b) Since December 31, 2022, none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees, has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Joint Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to shareholders of the Company and shareholders of Parent and at the time of the Company Shareholders’ Meeting and at the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.12 Employee Benefit Plans.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each of the Parent Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Parent Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP, (iii) all reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Parent Benefit Plan participant have been timely filed or distributed, and (iv) none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Parent Benefit Plan or any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Parent Benefit Plan that, in each case, would result in the imposition of any liability to Parent or any of its Subsidiaries.

(b) Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Parent Benefit Plan as to its qualified status under the Code, or with respect to a Parent Benefit Plan for which the plan document utilizes a prototype form, the prototype sponsor has received a favorable IRS opinion letter, or the Parent Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any material amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Parent Benefit Plan. To the Knowledge of Parent, (i) no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Parent Benefit Plan and (ii) no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan.

(c) Neither Parent nor any Parent ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, been required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” that is subject to Section 413(c) of the Code and Sections 4062 or 4063 of ERISA, (iii) a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (v) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or an “employee pension benefit plan” that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA or (vi) any funded welfare benefit plan within the meaning of Section 419 of the Code. None of Parent, any of its Subsidiaries, or any Parent ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has had or would be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, that has not been paid in full. Neither Parent nor any of its Subsidiaries has any material current or contingent liability or obligation by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

Section 4.13 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) Each of Parent and its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed, and all such Tax Returns (taking into account all amendments thereto) are true, complete and correct and (ii) paid all Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of this clause (ii), with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.

(b) (i) There are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to Parent or any of its Subsidiaries; (ii) no deficiency for Taxes has been assessed or asserted in writing by any Governmental Authority against Parent or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn; (iii) none of Parent or any of its Subsidiaries has waived (or agreed to waive) any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than any such extension of no more than six (6) months and entered into in the ordinary course of business); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a type of Tax Return that Parent or any of its Subsidiaries is or may be required to file such type of Tax Return or be liable for Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has a permanent establishment or is a resident for Tax purposes outside of its jurisdiction of formation or organization.

(c) Within the last two (2) years, none of Parent or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” or been a party to any transaction intended to qualify (in whole or in part) under Section 355 of the Code.

(d) Each of Merger Sub Inc. and Merger Sub LLC is a newly-formed entity formed for purposes of the Mergers, has engaged in no business or other activities other than those contemplated by this Agreement and has no assets or liabilities other than those acquired or incurred in connection with the Mergers.

(e) Merger Sub LLC is, and at all times since formation has been, classified as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

(f) After due inquiry and consultation with its counsel, as of the date of this Agreement, none of Parent or any of its Subsidiaries is aware of the existence of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 4.14 Material Contracts. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (a) none of Parent or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Contract that constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent (each, a “Parent Material Contract”), (b) to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract and (c) each Parent Material Contract is (i) a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto (provided that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (ii) in full force and effect.

Section 4.15 Brokers. No investment banker, broker or finder other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent or a controlled Affiliate of Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates (including Merger Sub Inc. and Merger Sub LLC).

Section 4.16 Share Ownership. None of Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates has been, at any time during the two (2) years preceding the date of this Agreement, an “interested shareholder” of the Company, as defined in Section 778 of the MBCA.

Section 4.17 Financing. Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of August 3, 2025, among Parent and JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (the “Initial Lenders”) and (b) the fee letter, dated as of August 3, 2025, among Parent and the Initial Lenders (as redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex”), in each case, including all exhibits, term sheets, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, and as each of the foregoing may be may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.15, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the Initial Lenders party thereto have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of

Section 5.15 (the “Financing”)) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, as of the date of this Agreement, no such withdrawal, rescission, amendment, restatement or modification is currently contemplated by Parent, and, to the knowledge of Parent, the other parties thereto (other than (i) amendments to add additional lenders, arrangers, agents or similar entities or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, (ii) reductions in the commitments as contemplated by the Debt Letters in accordance with the terms thereof, or (iii) amendments to implement or exercise any “market flex” provisions contained in the Debt Letters, in each case (i), (ii) and (iii) to the extent not causing any Prohibited Modifications). As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against Parent and, to the knowledge of Parent, the other parties thereto in accordance with its terms, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing (after giving effect to any “market flex” provisions) are as of the date of this Agreement, and together with any other committed financing that replaces or supplements the Financing consistent with the terms set forth in Section 5.15 on the Closing Date will be, sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the cash portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates under the Debt Letters or, to the knowledge of Parent, any other party to the Debt Letters. As of the date of this Agreement there are no side letters or other agreements that impose conditions or contingencies to the funding of the full amount of the Financing or that could otherwise affect the enforceability, availability, termination (without the funding of the commitments thereunder) or amount of the Financing, other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the conditions to the obligations of Parent to consummate the Mergers have been satisfied or waived, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Letters. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to consummate the Mergers and the other transactions contemplated by this Agreement are not subject to any condition regarding Parent’s, Merger Sub Inc.’s, Merger Sub LLC’s or any other Person’s ability to obtain financing (including the Financing) for the Mergers and the other transactions contemplated by this Agreement.

Section 4.18 Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Securities LLC, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the limitations, qualifications and assumptions set forth in such opinion, the aggregate Merger Consideration to be paid by Parent in the proposed Mergers is fair, from a financial point of view, to Parent. Promptly after the date of this Agreement, a true, correct and complete copy of such opinion will be made available to the Company for informational purposes only.

Section 4.19 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub Inc., Merger Sub LLC nor any other Person on behalf of Parent, Merger Sub Inc. or Merger Sub LLC makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent, Merger Sub Inc. and Merger Sub LLC acknowledges that, except for the representations and warranties contained in Article III of this Agreement and the Voting and Support Agreement, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent, Merger Sub Inc. and Merger Sub LLC are not relying on) any representation or warranty, express or implied, to Parent, Merger Sub Inc. or Merger Sub LLC in connection with the Mergers and the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company Pending the Mergers. The Company covenants and agrees that, between the date of this Agreement and the earlier of the First Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required pursuant to this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization, keep available the services of their present key employees and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners, and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a) amend (i) the Company’s Articles of Incorporation, (ii) the Bylaws or (iii) such equivalent organizational or governing documents of any of its Subsidiaries, in the case of such documents of any of its Subsidiaries that is not a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, in a manner that would be adverse to Parent, Merger Sub Inc. or Merger Sub LLC or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Mergers or the other transactions contemplated by this Agreement;

(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities or other equity interests; provided, however, that the Company may repurchase or otherwise acquire shares in connection with (i) the acceptance of shares of Company Common Stock as payment for Taxes incurred in connection with the vesting or settlement of Company Equity Awards in accordance with the Company Equity Plan or (ii) the forfeiture of Company Equity Awards;

(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or equity-based compensation, or other equity or voting securities or other equity interests; provided, however, that the Company may issue Company Common Stock (i) upon the vesting or settlement of Company Equity Awards, in each case in accordance with the Company Equity Plan outstanding as of the date of this Agreement, or (ii) upon the conversion of Company Class B Common Stock outstanding as of the date of this Agreement into Company Class A Common Stock in accordance with the Company’s Articles of Incorporation;

(d) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (i) regular quarterly cash dividends and dividend equivalents in respect of Company Equity Awards in accordance with their terms paid by the Company to its shareholders in a manner consistent with past practice (subject to, and to the extent permitted by, the terms and conditions of Section 5.21) and (ii) cash dividends and distributions paid by any direct or indirect Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;

(e) except to the extent required pursuant to any Company Benefit Plan, (i) establish, adopt, enter into, amend, terminate, change any prior interpretation of, or take any action to accelerate rights under, any Company Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any material bonus, incentive, retention, transaction or profit-sharing award or payment to any current or former employee, officer, individual independent contractor or member of the Company Board; (iii) materially increase, or commit to materially increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee, officer, individual independent contractor or member of the Company Board; (iv) take any action (other than actions contemplated by this Agreement) to accelerate any material payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any to any current or former employee, officer, individual independent contractor or member of the Company Board; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any to any current or former employee, officer, individual independent contractor or member of the Company Board (including, for the avoidance of doubt, adding any new Eligible Employees to the Company’s Executive Severance Plan (as defined in the Executive Severance Plan)); or (vi) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, make any voluntary contributions to a Company Benefit Plan that are outside the ordinary course of business or materially change the manner in which contributions to such Company Benefit Plans are made or the basis on which such contributions are determined;

(f) hire, engage, promote or terminate (other than for cause) any employee of the Company with annual base compensation in excess of $300,000 or any person who is or would be an employee of the Company with annual base compensation in excess of $300,000;

(g) (i) modify, extend, or enter into any Labor Agreement, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(h) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any portion of a business for consideration in excess of $5,000,000 individually or $20,000,000 in the aggregate;

(i) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights (in each case, other than Intellectual Property or any rights therein) of the Company or any of its Subsidiaries having a fair market value in excess of $500,000 individually or $5,000,000 in the aggregate, except (i) sales of inventory in the ordinary course of business, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries, (iii) dispositions of obsolete tangible assets or expired inventory, (iv) with respect to immaterial leases, licenses or other similar grants of real property, any immaterial grant, amendment, extension, modification, or renewal in the ordinary course of business, or (v) Permitted Liens;

(j) (i) except as between or among the Company or one or more direct or indirect wholly owned Subsidiaries of the Company, incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (ii) incur or assume any other form of Indebtedness, or (iii) make or forgive any loans, advances or capital contributions to, or investments in, any other Person other than a wholly owned Subsidiary of the Company (except making loans and advances to any employee of the Company or any of its Subsidiaries in the ordinary course of business for an amount that is less than $100,000 in the aggregate (excluding, for purposes of such amount, any travel and similar advances to employees in the ordinary course of business) or trade credit and similar loans and advances made to customers, dealers and suppliers in the ordinary course of business);

(k) except in the ordinary course of business (other than with respect to any Contract that is a Company Material Contract under clauses (iv), (v), (vi) or (vii) of the definition thereof), (i) terminate, assign, agree to any material amendment, supplement or modification of, or waive any material rights under, any Company Material Contract or any Company Lease (provided that for purposes of this subclause (i), any amendments, supplements, modifications and waivers shall only apply to the Specified Material Contract Provisions and not to other amendments, supplements, modifications or waivers of the Company Material Contracts that are the subject of Section 3.14(a)(v)) or (ii) enter into any Contract that would have been a Company Material Contract or Company Lease had it been entered into prior to the date of this Agreement;

(l) make any change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act;

(m) release, compromise, assign, settle or agree to settle any Proceeding (excluding (i) any Proceeding relating to Taxes, which shall be governed exclusively by Section 5.1(o), and (ii) any Proceeding governed by Section 5.18), other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct, by, of or on Parent, the Company or any of their respective Subsidiaries, except for confidentiality and similar de minimis obligations) involving payment by the Company or any of its Subsidiaries of an amount not greater than $1,000,000 individually or $5,000,000 in the aggregate;

(n) sell, lease, transfer, assign, license, incur any Lien other than Permitted Liens, abandon or permit to lapse, any material Company Owned IP, other than non-exclusive licenses of Company Owned IP entered into in the ordinary course of business;

(o) (i) make, change or revoke any material Tax election; (ii) change any accounting period or change any material aspect of a method of Tax accounting; (iii) file or make any amendment to a material Tax Return; (iv) settle, concede, abandon or compromise any audit or Proceeding with respect to a material amount of Taxes; (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (other than in the ordinary course of its business, or in the course of an audit, in each case, for no more than six months); (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Taxes or request any Tax ruling with respect to a material amount of Taxes or a material Tax issue; or (vii) surrender any right to claim a material Tax refund;

(p) except in accordance with the Company’s anticipated capital expenditures set forth in Section 5.1(p) of the Company Disclosure Letter, make any new capital expenditures, or commit to do so, other than capital expenditures not exceeding an amount, in the aggregate, equal to 10% of the capital expenditures set forth in Section 5.1(p) of the Company Disclosure Letter;

(q) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(r) effectuate or announce any plant closing, employee layoff, employee furlough, reduction in force, reduction in compensation or other employment action that would implicate the WARN Act;

(s) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former executive officers or employees with the title of Vice President or above;

(t) enter into any new Contract for any Company Related Party Transaction; or

(u) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Mergers. Parent covenants and agrees that, between the date of this Agreement and the earlier of the First Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required pursuant to this Agreement, or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, (A) Parent shall use commercially reasonable efforts to conduct its business in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization, keep available the services of their present key employees and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners, and (B) Parent shall not, directly or indirectly:

(a) amend the Parent Organizational Documents in a manner that would be materially or disproportionately (relative to other holders of Parent Common Stock) adverse to the Company’s shareholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Mergers or the other transactions contemplated by this Agreement;

(b) adjust, split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire Parent Common Stock (it being understood that the foregoing shall not restrict Parent from repurchasing or otherwise acquiring shares in connection with the acceptance of shares as payment for the exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting or settlement of equity awards, or the forfeiture of equity awards);

(c) issue, sell, grant or authorize the issuance, sale or grant of Parent Common Stock or other equity or voting securities of Parent or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Parent Common Stock or other equity or voting securities of Parent; provided, however, that Parent may (i) issue Parent Common Stock (A) upon the exercise, vesting or settlement of equity awards outstanding as of the date of this Agreement or granted in ordinary course of business after the date of this Agreement or (B) pursuant to the terms of the Parent ESPP and (ii) grant awards under any Parent Equity Plan or other compensation plan of Parent in the ordinary course of business;

(d) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or other equity interests, other than regular quarterly cash dividends paid by Parent to its shareholders in a manner consistent with past practice (subject to, and to the extent permitted by, the terms and conditions of Section 5.21);

(e) merge or consolidate Parent, Merger Sub Inc. or Merger Sub LLC with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization with respect to Parent;

(f) make any change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act; or

(g) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.3 Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders’ Meetings.

(a) As promptly as reasonably practicable after the execution of this Agreement, Parent and the Company shall jointly prepare, and Parent and the Company, as applicable, shall file with the SEC the Joint Proxy Statement in preliminary form. Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Mergers. Each of Parent and the Company shall cooperate with each other and use its reasonable best efforts to (A) cause the Form S-4 and the Joint Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the Mergers (the “Parent Stock Issuance”) and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Mergers. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as reasonably practicable after the Form S-4 shall have become effective and the SEC staff advises that it has no further comments on the Joint Proxy Statement or that each of Parent and the Company may commence mailing the Joint Proxy Statement, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to their respective shareholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided, however, that, without limiting Section 5.10, with respect to documents filed by a party which are incorporated by reference in the Form S-4 or the Joint Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the First Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of Parent and the Company. Subject to applicable Law, each party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Mergers.

(b) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the effectiveness of the Form S-4 and the SEC staff advises that it has no further comments on the Joint Proxy Statement or that each of Parent and the Company may commence mailing the Joint Proxy Statement, duly call, give notice of, convene (on a date selected by the Company in consultation with Parent, which date is intended to be the date of the Parent Shareholders’ Meeting) and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of seeking the Company Shareholder Approval, and shall submit such proposal to such holders at the Company Shareholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Shareholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders’ Meeting) without the prior written consent of Parent. As promptly as reasonably practicable after the date of this Agreement, the Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Shareholders’ Meeting and shall not change such record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Parent’s prior written consent; provided, however, that, without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement or Form S-4 required by Law is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders’ Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval; provided, however, that unless agreed to in writing by Parent, any such adjournments or postponements under this clause (ii) shall be for a period of no more than twenty (20) Business Days in the aggregate; provided, further, that the Company shall not postpone the Company Shareholders’ Meeting as contemplated by this clause (ii) if it would require a change to the record date for the Company Shareholders’ Meeting; provided, further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Shareholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to twenty (20) Business Days in the aggregate (provided no such request for a postponement shall be permitted if it would require a change in the record date for the Company Shareholders’ Meeting). If the Company Board has not made a Company Adverse Recommendation Change in accordance with Section 5.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Company Shareholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal).

(c) Subject to the earlier termination of this Agreement in accordance with Section 7.1, Parent shall, as soon as reasonably practicable following the effectiveness of the Form S-4 and the SEC staff advises that it has no further comments on the Joint Proxy Statement or that each of Parent and the Company may commence mailing the Joint Proxy Statement, duly call, give notice of, convene (on a date selected by Parent in consultation with the Company, which date is intended to be the date of the Company Shareholders’ Meeting) and hold a meeting of its shareholders (the “Parent Shareholders’ Meeting”) for the purpose of seeking the Parent Shareholder Approval, and shall submit such proposal to such holders at the Parent Shareholders’ Meeting and shall not submit any other proposal to such holders in connection with the Parent Shareholders’ Meeting (other than a customary proposal regarding adjournment of the Parent Shareholders’ Meeting) without the prior written consent of the Company. As promptly as reasonably practicable after the date of this Agreement, Parent, in consultation with the Company, shall set a record date for Persons entitled to notice of, and to vote at, the Parent Shareholders’ Meeting and shall not change such record date without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, Parent shall not adjourn or postpone the Parent Shareholders’ Meeting without the Company’s prior written consent; provided, however, that, without the Company’s prior written consent, Parent may adjourn or postpone the Parent Shareholders’ Meeting (i) after consultation with the Company, to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement or Form S-4 required by Law is provided to the shareholders of Parent within a reasonable amount of time in advance of the Parent Shareholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Parent Shareholders’ Meeting or to obtain the Parent Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Parent Shareholder Approval; provided, however, that unless agreed to in writing by the Company, any such adjournments or postponements under this clause (ii) shall be for a period of no more than twenty (20) Business Days in the aggregate; provided, further, that

Parent shall not postpone the Parent Shareholders’ Meeting as contemplated by this clause (ii) if it would require a change to the record date for the Parent Shareholders’ Meeting; provided, further, that, if requested by the Company, Parent shall effect an adjournment or postponement of the Parent Shareholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to twenty (20) Business Days in the aggregate (provided no such request for a postponement shall be permitted if it would require a change in the record date for the Parent Shareholders’ Meeting). If the Parent Board has not made a Parent Adverse Recommendation Change in accordance with Section 5.7, Parent shall, through the Parent Board, make the Parent Recommendation, and shall include such Parent Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Parent Shareholder Approval. Notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Acquisition Proposal (whether or not a Parent Superior Proposal).

(d) The Company and Parent will use their respective reasonable best efforts to hold the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting on the same date and as soon as practicable after the date of this Agreement.

(e) The Company and Parent agree to provide each other with reasonably detailed periodic updates concerning proxy solicitation results upon the Company’s or Parent’s, as applicable, reasonable request.

Section 5.4 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement prior to the Termination Date and to cause the conditions to the Mergers set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (iii) the taking of all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Mergers, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Mergers, and to carry out fully the purposes of this Agreement. Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as reasonably practicable (and in any event, within twenty (20) Business Days after the date of this Agreement, unless otherwise agreed by the parties), make their respective filings under the HSR Act, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees required under any Antitrust Law by the Company and Parent. Notwithstanding anything to the contrary contained in this Agreement, but without limiting Parent’s obligations under Section 5.4(d), neither Parent nor any of its Affiliates shall be required to, and without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party (other than filing fees to any Governmental Authority), in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(b) Parent shall, after reasonable consultation with the Company and consideration in good faith of the views and comments of the Company in connection with the following, have the right to direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including coordinating with the Company with respect to the timing, nature and substance of all such responses), and in connection with all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law; provided that Parent will not, without the Company’s consent not to be unreasonably withheld, conditioned or delayed, (i) withdraw any filing made under the HSR Act or any other Antitrust Law in connection with the transactions contemplated by this Agreement or (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to consummate the transactions contemplated by this Agreement under the HSR Act. In connection with the foregoing and without limiting the efforts referenced in Section 5.4(a), each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any substantive communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing, submission, document or substantive communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as reasonably practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate in or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without the other party, and in the event one party is prohibited from, or unable to participate in, attend or engage in, any such meeting, conference or substantive communication, keep such party apprised with respect thereto. To the extent not prohibited by applicable Law or by the applicable Governmental Authority, each party shall furnish to the other copies of all filings, submissions, correspondence and substantive communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege (including attorney-client privilege) or (E) comply with applicable Law.

(c) Subject to this Section 5.4, the parties shall consult with each other with respect to obtaining all Consents necessary to consummate the transactions contemplated by this Agreement, including the Mergers.

(d) Notwithstanding anything in this Agreement to the contrary and in furtherance of and consistent with Parent’s reasonable best efforts obligations under this Section 5.4, Parent, Merger Sub Inc., Merger Sub LLC and Parent’s Subsidiaries shall take, and shall cause to be taken, all actions, and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law and to obtain the consent or cooperation of any other Person, and to permit and cause the satisfaction of the conditions set forth in Article VI, in each case, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the Termination Date, including (i) defending through litigation on the merits or otherwise, including appeals, any Proceeding asserted by any Person or Governmental Authority with respect to this Agreement or the Mergers or the other transactions contemplated by this Agreement that seeks or would reasonably be expected to prevent, prohibit, interfere with or delay the Closing and (ii) agreeing to, committing to, proffering, proposing or taking any action required to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to the Company’s or any of their respective Affiliate’s assets, properties, businesses or product lines, or its or their ability to own or operate any of the foregoing, or any other restriction, limitation or condition on or with respect to the foregoing or with respect to the Company’s or any of their respective Affiliate’s freedom to operate (any of the foregoing in this clause (ii), a “Remedy Action”); provided, however, that with respect to this clause (ii), (A) Parent and its Subsidiaries shall not be required to agree to, commit to, proffer, propose or take any Remedy Action that would, or would reasonably be expected to, individually or in the aggregate, result in the loss of (x) ten percent (10%) or greater of the expected synergies to be derived from the Mergers by Parent or (y) assets, properties, businesses, product lines or rights that accounted for annual revenues of $50 million or greater in the most recent completed fiscal year of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable; (B) the Company shall not, and shall cause its Subsidiaries not to, without Parent’s prior written consent, agree to, commit to, proffer, propose or take Remedy Actions; and (C) no party shall be required to agree to, commit to, proffer, propose or take Remedy Actions unless they are conditioned upon the consummation of the transactions contemplated by this Agreement. With respect to any possible or actual Remedy Action, (x) Parent shall consult with the Company and shall consider in good faith the views of the Company with respect thereto and (y) subject to clauses (ii)(B) and (ii)(C) of the preceding sentence, the Company shall (and shall cause its Subsidiaries to) enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to a Remedy Action.

(e) Each of the parties agrees that, between the date of this Agreement and the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 5.5 Access to Information; Confidentiality. In each case solely for the purposes of preparing for and effecting the transactions and other matters contemplated by this Agreement (including the Financing), transition and integration planning and reviewing the performance and operation of the Company (and not following the commencement of any adverse Proceeding between the parties or their Affiliates) (the “Intended Purpose”), the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the First Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested for the Intended Purpose; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent, Merger Sub Inc. or Merger Sub LLC if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.5 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder. All information and documents furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything herein to the contrary, the parties hereby agree and acknowledge that the restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any termination of this Agreement in accordance with its terms.

Section 5.6 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.6(b), Section 5.6(d) or Section 5.6(e), (i) the Company shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) the Company shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to a Company Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal or grant any waiver or release under or fail to use commercially reasonable efforts to enforce any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal), (C) approve, authorize, declare advisable or recommend any Company Acquisition Proposal, (D) execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)), or (E) resolve to do any of the foregoing, (iii) the Company shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) which has been set up with respect to or in the context of a possible Company Acquisition Proposal (other than the transactions contemplated by this Agreement) and (iv) within one (1) Business Day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal (other than the transactions contemplated by this Agreement) with the Company or any of its Subsidiaries within the twelve (12)-month period preceding the date of this Agreement.

(b) Notwithstanding Section 5.6(a), at any time prior to obtaining the Company Shareholder Approval, if the Company receives, after the date of this Agreement, a bona fide written Company Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, then the Company may (i) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal and to inform such Person or its Representatives of this Section 5.6, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Company shall promptly (and in any case within twenty-four (24) hours) following execution of such confidentiality agreement provide Parent notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company shall (A) promptly (and in any case within twenty-four (24) hours) provide Parent notice (I) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the terms and conditions of, such Company Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to Parent all non-public information, including copies of all written materials, made available by the Company to such party but not previously made available to Parent and (C) keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request and providing to Parent copies of any additional or revised written proposals or written indications of interest or draft agreements relating to such Company Acquisition Proposal or other inquiry, offer, proposal or request, or other written materials that describe any of the terms and conditions of such Company Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.6.

(c) Except as permitted by Section 5.6(d) or Section 5.6(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent, Merger Sub Inc. or Merger Sub LLC, (ii) approve, authorize, declare advisable or recommend any Company Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as a “Company Adverse Recommendation Change”).

(d) If, after the date of this Agreement and prior to the receipt of the Company Shareholder Approval, the Company Board receives a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Company Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, the Company Board may cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Company Superior Proposal only if (A) the Company has notified Parent in writing that the Company Board intends to terminate this Agreement pursuant to Section 7.1(c)(ii), (B) the Company has provided Parent a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Company Superior Proposal, if any, (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (A) of this Section 5.6(d), the Company and its Representatives shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Company Acquisition Proposal is no longer a Company Superior Proposal (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-Business Day period described in this clause (C)), and (D) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal; provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company shall have paid Parent the Company Termination Fee in accordance with Section 7.3(a) prior to or substantially concurrently with such termination.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), prior to obtaining the Company Shareholder Approval, the Company Board may, in response to a Company Intervening Event, take any action prohibited by clause (i) of Section 5.6(c), only if (i) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that the Company Board intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.6(e) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event and for the Company Board’s determination to effect such Company Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.6(e), the Company and its Representatives shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4) Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to its shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, however, that any such issuance or disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed and any such issuance or disclosure that constitutes a Company Adverse Recommendation Change shall be made only in compliance with Section 5.6(d) or 5.6(e).

(g) The Company agrees that any breach of this Section 5.6 by any of its Representatives (acting as such) shall be deemed to be a breach of this Agreement by the Company.

Section 5.7 No Solicitation by Parent.

(a) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.7(b), Section 5.7(d) or Section 5.7(e), (i) Parent shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) Parent shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to a Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than the Company or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Parent Acquisition Proposal or grant any waiver or release under or fail to use commercially reasonable efforts to enforce any standstill, confidentiality or other similar agreement (except that if the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, Parent may waive any such standstill provision in order to permit a third party to make and pursue a Parent Acquisition Proposal), (C) approve, authorize, declare advisable or recommend any Parent Acquisition Proposal, (D) execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Parent Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(b)), or (E) resolve to do any of the foregoing, (iii) Parent shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) which has been set up with respect to or in the context of a possible Parent Acquisition Proposal (other than the transactions contemplated by this Agreement) containing any information of Parent or any of its Subsidiaries.

(b) Notwithstanding Section 5.7(a), at any time prior to obtaining the Parent Shareholder Approval, if Parent receives, after the date of this Agreement, a bona fide written Parent Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, then Parent may (i) contact the Person or any of its Representatives who has made such Parent Acquisition Proposal solely to clarify the terms of such Parent Acquisition Proposal so that the Parent Board (or any committee thereof) may inform itself about such Parent Acquisition Proposal and to inform such Person or its Representatives of this Section 5.7, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement (provided that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, Parent shall promptly (and in any case within twenty-four (24) hours) following execution of such confidentiality agreement provide the Company notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Parent Acquisition Proposal, in the case of clauses (ii) and (iii), if the Parent Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Parent Superior Proposal. Parent shall (A) promptly (and in any case within twenty-four (24) hours) provide the Company notice (I) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the terms and conditions of, such Parent Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, Parent or any of its Representatives concerning a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to the Company all non-public information, including copies of all written materials, made available by Parent to such party but not previously made available to the Company and (C) keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request and providing to the Company copies of any additional or revised written proposals or written indications of interest or draft agreements relating to such Parent Acquisition Proposal or other inquiry, offer, proposal or request, or other written materials that describe any of the terms and conditions of such Parent Acquisition Proposal or other inquiry, offer, proposal or request. Parent agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits Parent from providing any information to the Company in accordance with this Section 5.7.

(c) Except as permitted by Section 5.7(d) or Section 5.7(e), neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company, (ii) approve, authorize, declare advisable or recommend any Parent Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow Parent or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Parent Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as a “Parent Adverse Recommendation Change”).

(d) If, after the date of this Agreement and prior to the receipt of the Parent Shareholder Approval, the Parent Board receives a bona fide written Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Parent Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, the Parent Board may cause Parent to terminate this Agreement pursuant to Section 7.1(d)(ii) in order to enter into a definitive agreement providing for such Parent Superior Proposal only if (A) Parent has notified the

Company in writing that the Parent Board intends to terminate this Agreement pursuant to Section 7.1(d)(ii), (B) Parent has provided the Company a copy of the proposed definitive agreements and other proposed transaction documentation between Parent and the Person making such Parent Superior Proposal, if any, (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (A) of this Section 5.7(d), Parent and its Representatives shall have discussed and negotiated in good faith (in each case only if the Company desires to negotiate) with the Company and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Parent Acquisition Proposal is no longer a Parent Superior Proposal (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from Parent to the Company and (II) the expiration of the original four (4)-Business Day period described in this clause (C)), and (D) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal; provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless Parent shall have paid the Company the Parent Termination Fee in accordance with Section 7.3(b) prior to or substantially concurrently with such termination.

(e) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.7(d) and shall not be subject to this Section 5.7(e)), prior to obtaining the Parent Shareholder Approval, the Parent Board may, in response to a Parent Intervening Event, take any action prohibited by clause (i) of Section 5.7(c), only if (i) the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has notified the Company in writing that the Parent Board intends to effect such a Parent Adverse Recommendation Change pursuant to this Section 5.7(e) (which notice shall specify the facts and circumstances providing the basis of the Parent Intervening Event and for the Parent Board’s determination to effect such a Parent Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.7(e), Parent and its Representatives shall have discussed and negotiated in good faith (in each case only if the Company desires to negotiate) with the Company and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from Parent to the Company and (B) the expiration of the original four (4) Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to its shareholders if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Parent Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, however, that any such issuance or disclosure (other than issuance by Parent of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed and any such issuance or disclosure that constitutes a Parent Adverse Recommendation Change shall be made only in compliance with Section 5.7(d) or 5.7(e).

(g) Parent agrees that any breach of this Section 5.7 by any of its Representatives (acting as such) shall be deemed to be a breach of this Agreement by Parent.

Section 5.8 Directors’, Officers’ and Employees’ Indemnification and Insurance.

(a) Parent, Merger Sub Inc. and Merger Sub LLC agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the First Effective Time now existing in favor of the current or former directors, officers or employees of the Company who, in the case of an employee of the Company, at the request of the Company, is serving or served as a director, officer, employee, agent, fiduciary or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (the “D&O Indemnified Parties”), as provided in the Company’s Articles of Incorporation, the Bylaws or any indemnification Contract between such directors, officers or employees and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Mergers and shall continue in full force and effect. For a period of six (6) years from the First Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in the organizational documents of the Surviving Entity that are equivalent (taking into account any differences between the MBCA and the MLLCA) to the provisions of the Company’s Articles of Incorporation and Bylaws as in effect immediately prior to the date of this Agreement with respect to acts or omissions occurring at or prior to the First Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any matter for which a claim for indemnification was made within such period shall continue until the disposition of such matter or final resolution of such claim. From and after the First Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Entity to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.8.

(b) Without limiting Section 5.8(a), from and after the First Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each D&O Indemnified Party against all costs and expenses (including advancing reasonable attorneys’ fees and expenses on a current basis as incurred (following a request therefor) in advance of the final disposition of any actual or threatened Proceeding or other matter to each D&O Indemnified Party to the fullest extent permitted by Law; provided that any Person to whom expenses are advanced provides an undertaking (which shall not require any security) to repay such advances if it is ultimately determined by final and non-appealable adjudication by a court of competent jurisdiction that such Person is not entitled to be indemnified or entitled to advancement of expenses), judgments, fines, amounts paid in settlement and any other amounts actually and reasonably incurred by such D&O Indemnified Party arising out of or pertaining to any actual or alleged acts or omissions actually or allegedly occurring at or prior to the First Effective Time (including actual or alleged acts or omissions actually or allegedly occurring at or prior to the First Effective Time arising out of the transactions contemplated by this Agreement).

(c) Prior to the First Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the First Effective Time to, purchase six (6)-year prepaid “tail” insurance covering the natural persons covered by the Company’s directors’ and officers’ liability, fiduciary liability and employment practices liability insurance in effect as of the date of this Agreement (“Current Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable to the insureds thereunder than the coverage provided under the Current Insurance, with respect to matters arising on or before the First Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such insurance to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Entity, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that Parent shall not be required to pay for such “tail” insurance an amount in excess of 300% of the aggregate annual premium for the Current Insurance (“Maximum Amount”); provided, further, that if such insurance is not available or the aggregate premium exceeds the Maximum Amount, then the Company or the Surviving Entity, as applicable, shall obtain the best coverage available for a cost not exceeding the Maximum Amount. If the Company or the Surviving Entity for any reason fail to obtain such “tail” insurance prior to or as of the First Effective Time, then Parent shall, for a period of six (6) years from the First Effective Time, cause the Surviving Entity to maintain in effect directors’ and officers’ liability, fiduciary liability and employment practices liability insurance covering the natural persons covered by the Current Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds thereunder than the coverage provided under the Current Insurance with respect to matters arising on or before the First Effective Time; provided Parent shall not be required to pay an aggregate annual premium for such insurance in excess of the Maximum Amount provided, further, that if such insurance is not available or the aggregate annual premium exceeds the Maximum Amount, then Parent shall be required to obtain the best coverage available for the Maximum Amount.

(d) The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.8.

Section 5.9 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the First Effective Time. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.

Section 5.10 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Mergers or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange or to the extent disclosed in or consistent with the Joint Proxy Statement or the Form S-4, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties, or is otherwise not subject to such approval, in each case, pursuant to the first sentence of this Section 5.10 and (b) this Section 5.10 shall not apply to any statement, release or disclosure (i) relating to any dispute or Proceeding between the parties, (ii) made by the Company in response to the receipt and existence of a Company Acquisition Proposal or Company Superior Proposal, its consideration of the foregoing or its making of a Company Adverse Recommendation Change or any matters related thereto and, following any public statement, release or disclosure by the Company in respect of any of the foregoing, this Section 5.10 shall not apply to any statement, release or disclosure made by Parent with respect to such matters, or (iii) made by Parent in response to the receipt and existence of a Parent Acquisition Proposal or Parent Superior Proposal, its consideration of the foregoing or its making of a Parent Adverse Recommendation Change or any matters related thereto and, following any public statement, release or disclosure by Parent in respect of any of the foregoing, this Section 5.10 shall not apply to any statement, release or disclosure made by the Company with respect to such matters.

Section 5.11 Employee Matters.

(a) For purposes of this Section 5.11, (i) the term “Covered Employees” shall mean employees who are actively employed by or on a legally protected or approved leave of absence from the Company or any of its Subsidiaries immediately prior to the First Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the First Effective Time and ending on the first anniversary of the First Effective Time.

(b) Except where applicable Law requires more favorable treatment, during the Continuation Period, Parent shall, or shall cause the applicable Subsidiary of Parent to, provide to each Covered Employee for so long as such Covered Employee remains an employee of Parent or any of its Subsidiaries during the Continuation Period, (i) base salary or hourly wage rate, target annual short-term cash incentive opportunities and target long-term incentive opportunities that are no less favorable in the aggregate than were provided to such Covered Employee immediately prior to the First Effective Time; provided, however, that during the Continuation Period, in no event shall such Covered Employee’s base salary or hourly wage rate be less favorable than immediately prior to the First Effective Time, and (ii) other employee benefits, in the aggregate, that are substantially comparable to the employee benefits, in the aggregate (including no less favorable 401(k) employer match and minimum profit sharing contribution), provided by the Company and its Subsidiaries immediately prior to the First Effective Time (excluding nonqualified deferred compensation, severance, garden leave, defined benefit pension plans, retiree or post-employment health or welfare benefits, retention or other special or one-time bonus opportunities, change in control compensation, and equity or equity-based plans or arrangements (collectively, the “Excluded Benefits”)). For the period beginning at the First Effective Time and ending on the date that is twelve months immediately following the First Effective Time, Parent shall, or shall cause the applicable Subsidiary of Parent to, provide to each Covered Employee who experiences a qualifying termination of employment during such period, severance payments and benefits and garden leave and/or notice requirements that are no less favorable than those that would have been provided to such Covered Employee immediately prior to the First Effective Time consistent with the terms of the applicable Company Benefit Plan that is scheduled on Section 5.11(b) of the Company Disclosure Letter (including a requirement to execute and, to the extent applicable, not revoke, a general release of claims releasing Parent and all of its Subsidiaries (including the Company and the Surviving Entity)).

(c) Other than with respect to the Excluded Benefits, in the event any Covered Employee first becomes eligible to participate under any Parent Benefit Plan following the First Effective Time, Parent shall, or shall cause the applicable Subsidiary of Parent to (i) waive any preexisting condition exclusions and actively at work requirements and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee (and eligible dependents) under any Parent Benefit Plan providing medical, dental, vision or similar benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan and (ii) provide each Covered Employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which the First Effective Time occurs to the same extent such credit was given under any similar Company Benefit Plan that the Covered Employee (and eligible dependents) participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in which the First Effective Time occurs.

(d) As of the First Effective Time, other than with respect to the Excluded Benefits (provided that severance shall not be an Excluded Benefit for this purpose), Parent shall use commercially reasonable efforts to recognize, or shall cause the applicable Subsidiary of Parent to recognize, all service of each Covered Employee prior to the First Effective Time, to the Company (or any predecessor employer of the Company or any of its Subsidiaries, to the extent such service with the predecessor employer is recognized by the Company or such Subsidiary under the comparable Company Benefit Plan) for purposes of determining eligibility to participate, level of benefits and vesting, benefit accruals and determining future vacation or paid time off accruals and severance amounts to the same extent as such Covered Employee received, immediately before the First Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the First Effective Time; provided that in no event shall anything contained in this Section 5.11 result in any duplication of benefits for the same period of service.

(e) In respect of the Management Incentive Plan and the Employee Bonus Plan with respect to the fiscal year in which the First Effective Time occurs, the Company shall, or shall cause to, pay each employee a cash bonus in respect of the period from the first day of the Company’s fiscal year in which the First Effective Time occurs to the date of such First Effective Time (the “Pre-Closing Period”) using the performance level set forth on Section 5.11(e) of the Company Disclosure Letter that are based on the Company’s actual performance, multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is 365 (the “Pre-Closing Bonus”). The Pre-Closing Bonus, subject to applicable Tax withholdings, shall be paid, without interest, within thirty (30) days immediately following the First Effective Time.

(f) If requested by Parent at least five (5) Business Days prior to the Closing Date, the Company shall take all actions necessary to cause the Company’s tax-qualified defined contribution 401(k) retirement plan (the “Company 401(k) Plan”) to be terminated, effective as of no later than the day immediately preceding the Closing Date, and contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. If such request to terminate the Company 401(k) Plan is made, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to prior review and reasonable comment by Parent. The Company shall, consistent with past practice, make all employer contributions to eligible Covered Employees for the plan year in which the plan termination is effective through the plan termination date, prorated to take into account such Covered Employees’ elective deferrals (in the case of matching contributions) and plan compensation (in the case of nonelective contributions), through the date immediately preceding the Closing Date, notwithstanding any last-day-of-year employment requirement or hours of service requirements. Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”) that will cover eligible Covered Employees effective as soon as administratively practicable following the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall cause the Parent 401(k) Plan to accept from the Company 401(k) Plan the “direct rollover” of the account balance (including the in-kind roller of promissory notes evidencing participant loans) of each Covered Employee who participated in the Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code.

(g) The parties hereto acknowledge and agree that all provisions contained in this Section 5.11 with respect to employees, including Covered Employees, of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, contract of employment or (ii) to continued employment with the Company, Parent, the Surviving Entity or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 5.11 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan, Parent Benefit Plan or any other employee benefit plans of the Company, Parent, the Surviving Entity or any of their respective Subsidiaries or Affiliates or shall prohibit Parent, the Surviving Entity or any of their respective Subsidiaries or Affiliates from amending or terminating any employee benefit plan.

Section 5.12 Merger Sub Inc. and Merger Sub LLC. Parent, including in its capacity as the sole shareholder of Merger Sub Inc. and the sole member of Merger Sub LLC, will take all actions necessary to (a) cause Merger Sub Inc., Merger Sub LLC and, after the First Effective Time, the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, (b) after the First Effective Time, cause the Second Merger to occur and (c) ensure that each of Merger Sub Inc. and Merger Sub LLC prior to the Second Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its obligations under this Agreement, the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated hereby or thereby, including the Financing. Without limiting the foregoing, immediately following the First Effective Time, Parent as the sole shareholder of the Surviving Corporation, will adopt resolutions approving the Second Merger.

Section 5.13 Rule 16b-3 Matters. Prior to the First Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.14 Stock Exchange Listing. Prior to the First Effective Time, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the First Effective Time.

Section 5.15 Financing and Financing Cooperation.

(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Financing in an amount sufficient to consummate the Mergers and the other transactions contemplated hereby no later than the Closing, including, to the extent necessary to consummate the Mergers and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Debt Letters (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by this Agreement) and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (including any “market flex” provisions) or with other terms no less favorable to the Parent and its Subsidiaries, taken as a whole, and agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below, so that such agreements are in effect no later than the Closing, and (ii) satisfy, or obtain a waiver thereof, on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to the Parent or its Subsidiaries and that are in Parent’s (or its Subsidiaries’) control. In the event that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Mergers and the other transactions contemplated hereby. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Letters.

(b) Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Letters (which may be redacted to remove only the fee amounts, pricing caps and the rates and amounts included in the “market flex” and shall notify the Company promptly (and in any event within three (3) Business Days) in a customary manner) and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the cash portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith, in each case, of which Parent becomes aware; provided that in no event shall Parent or its Subsidiaries be under any obligation to disclose any information pursuant to this sentence that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege (provided, further, that in each such case, Parent shall provide notice to the Company of the exercise of such privilege and shall cooperate with the Company to enable the Company and the Company’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that the Company and the Company’s Representatives may have access to such information). Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company; provided that Parent shall not, without the Company’s prior written consent, permit any such amendment, supplement, replacement, substitution, assignment, termination or other modification or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, is sufficient to consummate the Mergers and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Debt Letter shall be permitted), (ii) impose new or additional (or expand or adversely amend or modify any existing) conditions to the Financing, (iii) materially delay or make less likely the funding of all or a portion of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (iv) materially adversely impact the ability of Parent or any of its Subsidiaries to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (v) otherwise materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Mergers and the other transactions contemplated hereby (clauses (i) through (v), collectively, the “Prohibited Modifications”); provided that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Letters, to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement, to provide for the assignment and reallocation of a portion of the financing commitments contained in the Debt Letters and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments, and (2) implement or exercise any “market flex” provisions contained in the Debt Letters. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, restatement, amendment and restatement, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.15(b), such new commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments and other modifications thereto, shall be deemed to be the “Debt Letters” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable on the terms and conditions contemplated by the Debt Letters (including the “market flex” provisions) (other than as a result of the Company’s breach of any provision of this Agreement or failure to satisfy the conditions set forth in Article VI), Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent and its Subsidiaries, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof or in the case of terms other than the conditions to the commitments and funding, that are otherwise acceptable to Parent) sufficient, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Mergers and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”), without limiting the foregoing, use reasonable best efforts to cause such Substitute Financing to not include any Prohibited Modifications, and promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex”) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments, supplements, replacements, substitutions, assignments, terminations or other modifications or waivers thereto, for such Substitute Financing shall be deemed to be the “Debt Letters” for all purposes of this Agreement.

(c) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with the Financing, including by doing the following:

(i) furnishing, or causing to be furnished, to Parent, (A) audited consolidated balance sheets and related consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for the three (3) most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP and (B) unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments and, for the avoidance of doubt, the absence of footnotes) and reviewed (AS 4105) by the Company’s accountants (with such review including a review of the financial statements for the corresponding period in the previous fiscal year) (the financial statements set forth in clause (A) and (B), the “Required Financial Statements”); it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent for purposes of this clause (i);

(ii) providing to Parent, (A) financial statements (including the Required Financial Statements), financial data and other information regarding the Company and its Subsidiaries reasonably necessary for Parent’s preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities or as otherwise necessary to permit the Company’s independent accountants to issue customary “comfort letters” including as to customary negative assurance and change periods in connection therewith to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing, and (B) such other financial and other information relating to the Company and its Subsidiaries customary and reasonably necessary to satisfy the conditions to initial funding set forth in the Debt Letters and for the completion of the Financing to the extent reasonably requested by Parent to assist Parent in the preparation of Financing Materials or otherwise to be used in connection with the marketing or consummation of the Financing in connection with the Mergers and the other transactions contemplated by this Agreement; provided that the Company and its Subsidiaries and their respective

Representatives shall not be required to provide to Parent (1) the proposed aggregate amount of the Financing, together with assumed interest rates and fees and expenses relating to the incurrence of the Financing or (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement;

(iii) using reasonable best efforts to secure the consent of the independent accountants of the Company and its Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to Section 5.15(c)(i) in any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act where such financial information is included, including any registration statement of Parent filed with the SEC relating to the Financing, or in accordance with applicable Law;

(iv) using reasonable best efforts to cause the Company’s and its Subsidiaries’ independent accountants to (A) reasonably participate in drafting sessions and accounting due diligence sessions in connection with the Financing upon reasonable notice and at mutually agreeable dates and times and (B) provide customary comfort letters (including “negative assurance” comfort and drafts of such comfort letters, which such auditors are prepared to issue upon completion of customary procedures) with respect to financial information related to the Company and its Subsidiaries, to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing;

(v) providing reasonable assistance to Parent in its preparation of customary (in each case) rating agency presentations (and for the avoidance of doubt, including assistance to Parent in obtaining any corporate or facility ratings from any ratings agencies in connection with the Financing), road show materials, bank information memoranda (including a bank information memorandum that does not include material non-public information), projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.15 (collectively, the “Financing Materials”), including consenting to the inclusion or incorporation by reference of periodic and current reports filed by the Company with the SEC;

(vi) reasonably cooperating with customary marketing efforts of Parent and the Financing Source Parties for the Financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with prospective financing sources, investors and rating agencies, in each case, including direct contact between appropriate members of senior management of the Company, on the one hand, and the Financing Source Parties and upon reasonable notice and at mutually agreeable dates and times;

(vii) delivering to Parent, no later than three (3) Business Days prior to the Closing Date, any documentation or information about the Company and its Subsidiaries required by regulatory authorities in order to comply with applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and 31 C.F.R. § 1010.230), to the extent requested in writing by Parent no less than ten (10) Business Days prior to the Closing Date;

(viii) informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements of the Company included or intended to be used in connection with the Financing should no longer be relied upon;

(ix) informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements is required or reasonably likely;

(x) cooperating with Parent to the extent reasonably requested in writing by Parent in connection with providing customary authorization letters to Parent’s financing sources, containing (A) a representation that the public side versions of any bank information memorandum, if any, do not include material non-public information about the Company or its Subsidiaries or their securities and (B) a “10b-5” representation by the Company consistent with the Debt Letters; and

(xi) provide reasonable assistance with the preparation of any definitive documentation contemplated by the Financing (including schedules) as a condition to the effectiveness and initial funding thereof, including executing and delivering any definitive documentation therefor and required certifications (in the case of any solvency certificate, solely to the extent limited to the solvency of the Company and its Subsidiaries at Closing) to the extent that officers of the Company or any Subsidiary thereof remain in such roles at the time of the Financing and otherwise subject to clause (III) below;

provided that (I) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any actual or potential liability (including any agreement to provide any indemnity, but excluding any costs or expenses incurred in connection with the Financing to the extent reimbursable pursuant to the penultimate sentence of this Section 5.15(c)) in connection with the Financing, except (x) such fees for which any funds necessary to pay such expenses are provided in advance by Parent to the Company, or (y) following the Closing, (II) the attachment of any Lien to any assets of the Company or any of its Subsidiaries related to the Financing shall be subject to the consummation of the Closing, (III) (x) no director or officer of the Company or any of its Affiliates shall be required to execute any agreement, certificate, document or instrument with respect to the Financing (other than certifications of the financial statements and customary authorization letters), and (y) none of the Company or any of its Affiliates or any Persons who are directors or managers of the Company or any such Affiliates shall be required to adopt any resolution to approve or authorize the Financing (including the documentation or instruments pursuant to which the Financing is obtained), unless, in the case of each of clauses (x) and (y), (1) Parent shall have determined that such directors, officers or managers are to remain as directors, officers and managers of the Company or the applicable Affiliates on and after the Closing Date and (2) the effectiveness thereof is contingent upon and effective after the Closing, (IV) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Affiliates and (V) none of the Company, any of its Affiliates or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 5.15 that would (1) cause any condition to Closing set forth in Article VI to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries; (2) conflict with the organizational documents of the Company or its Subsidiaries or any Laws; (3) result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Material Contract; (4) require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (5) require preparing any projections or pro forma financial statements (other than the assistance contemplated by Section 5.15(c)(ii)); (6) require delivering or causing to be delivered any opinion of counsel or solvency certificate; (7) subject the Company or any of its Affiliates’ respective directors, managers, officers or employees to any actual or potential personal liability; or (8) waive or amend any terms of this Agreement or other contract to which the Company or its Affiliates is a party. The Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties (A) are the result of the gross negligence, bad faith or willful misconduct of the Company, its Affiliates or their respective Representatives, or such Person’s material breach of this Agreement, (B) are with respect to any information prepared or provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives or Affiliates, (C) arise from the breach of this Agreement by the Company, its Affiliates or their respective Representatives or (D) are with respect to any material misstatement or omission (in each case, taken as a whole) in connection with the information provided hereunder by any of the foregoing Persons for use in connection herewith or with the Financing, and Parent shall promptly after termination of this Agreement in accordance with Section 7.1, upon written request by the Company, reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses (including reasonable attorneys’ fees) actually incurred by each such Person in connection with the Financing, whether or not the Mergers are consummated or this Agreement is terminated. Each of Parent, Merger Sub Inc. and Merger Sub LLC acknowledges and agrees that obtaining the Financing is not a condition to the Closing and that in no event shall the receipt by, or availability to, Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates of any funds or financing be a condition to any of Parent’s, Merger Sub Inc.’s or Merger Sub LLC’s obligations under this Agreement.

(d) All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to this Section 5.15, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to prospective lenders and investors during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings), (ii) on a confidential basis to rating agencies and (iii) in the case of any part of the Financing consisting of debt securities, to the extent required by applicable securities Laws. The Company hereby consents to the reasonable use of the Company’s and its Affiliate’s Trademarks solely in connection with the Financing; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.

Section 5.16 Stock Exchange Delisting; Deregistration. Prior to the First Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the NYSE, to facilitate the commencement of the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the First Effective Time. Prior to the First Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.

Section 5.17 Takeover Laws. None of the parties will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) this Agreement, the Voting and Support Agreement, the Mergers and the other transactions contemplated by this Agreement from any such anti-takeover statute or similar statute of any state that purports to apply to this Agreement, the Voting and Support Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 5.18 Transaction Litigation. Each of Parent and the Company shall give the other party notice, as soon as reasonably practicable, of any Proceeding brought against Parent, the Company or their respective directors or executive officers relating to or in connection with the Mergers or the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not compromise or settle or offer to compromise or settle any such Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers relating to this Agreement, the Mergers, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.19 Existing Company Credit Agreement. At Parent’s sole cost and expense, the Company shall use reasonable best efforts to deliver to Parent a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the administrative agent under the Existing Company Credit Agreement (i) setting forth the amount required to pay off in full on the Closing Date the Indebtedness and other obligations outstanding under the Existing Company Credit Agreement and all other related loan documents (including, but not limited to, the outstanding principal, accrued and unpaid interest and prepayment and other penalties) (the “Payoff Amount”), (ii) setting forth the wire transfer instructions for the payment of the Payoff Amount, (iii) releasing all Liens, security interests and collateral securing such Indebtedness and other obligations and all guarantees of such Indebtedness, and terminating the Existing Company Credit Agreement and all other related loan documents following receipt of the Payoff Amount (together with copies of any releases or filings required to evidence such release) and (iv) the termination or replacement of any letters of credit outstanding under the Existing Company Credit Agreement.

Section 5.20 Certain Tax Matters.

(a) After the date of this Agreement and prior to the First Effective Time, Parent and the Company shall reasonably cooperate in good faith, and the Company and its Subsidiaries shall provide all information reasonably requested by Parent with respect to Tax matters relevant to integrating Parent and the Company’s respective Subsidiaries and operations.

(b) Parent shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify Parent, in each case if such party becomes aware of any fact or circumstance that would reasonably be likely to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code. Each of Parent and the Company shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall not take (and shall cause its Affiliates not to take) any action (other than an action expressly contemplated or required under this Agreement), or knowingly fail to take (and shall cause its Affiliates not to knowingly fail to take) any action (other than an action expressly prohibited by this Agreement), which such action or failure to act could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company shall use its reasonable best efforts to cause its officers to deliver to the Company Tax Counsel and the Parent Tax Counsel, as applicable, customary tax representation letters with respect to the qualification of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and customary related matters, in form and substance reasonably satisfactory to such Tax Counsel, at such time (or times) as such Tax Counsel shall reasonably request, which may include (i) the date of the declaration of effectiveness of the Form S-4 by the SEC, (ii) on such other date (or dates) as determined reasonably necessary by such Tax Counsel in connection with the preparation and filing of the Form S-4, (iii) at the First Effective Time and (iv) on such other dates as determined reasonably necessary or appropriate by such Tax Counsel. Parent and the Company shall also use its reasonable best efforts to provide such other information as reasonably requested by the Tax Counsels for purposes of rendering any opinion with respect to the qualification of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and customary related matters.

(d) Unless otherwise required by Law, each party shall file all of its tax returns, including complying with the filing requirements of Treasury Regulations Section 1.368-3, consistent with, and shall not take any position inconsistent with, the treatment of the Mergers as a “reorganization” for U.S. federal income Tax purposes.

Section 5.21 Coordination of Quarterly Dividends. The Company and Parent shall coordinate to match the record date and payment date for the Company’s regular quarterly dividend for the quarter in which the Closing is anticipated to occur to the corresponding record date and payment date for Parent’s regular quarterly dividend for such quarter (unless Parent shall not pay a dividend on any shares of Parent Common Stock in respect of such period) to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in the quarter in which the Closing occurs with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Mergers. In addition, and without limiting the requirements of the previous sentence, the Company (A) shall not pay or declare any dividend to shareholders of the Company in excess of $0.10 per share of Company Common Stock per quarter and (B) shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be (x) no later than three (3) Business Days following and (y) no earlier than two (2) Business Days preceding, in each case, the one (1) year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the First Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 5.21.

Section 5.22 Board Membership. Prior to the First Effective Time, Parent shall take all necessary corporate action so that, upon the First Effective Time, (i) the size of the Parent Board is increased by two (2) members to a total of twelve (12) members, (ii) Timothy C. E. Brown is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2027, and (iii) Linda K. Williams is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2028 (the directors appointed pursuant to this Section 5.22, the “Company Board Designees”); provided that, if the First Effective Time has occurred after the 2026 annual meeting of the shareholders of Parent but prior to the 2027 annual meeting of the shareholders of Parent, in lieu of the foregoing clauses (ii) and (iii), Parent shall take all necessary corporate action so that, upon the First Effective Time, (a) Timothy C. E. Brown is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2028 and (b) Linda K. Williams is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2029. In the event that a Company Board Designee is not willing or able to serve on the Parent Board as of the First Effective Time, then Parent shall be entitled to designate a replacement for such Company Board Designee who is another member of the Company Board as of immediately prior to the First Effective Time and who meets Parent’s independence criteria and is otherwise reasonably acceptable to the Company.

Section 5.23 Senior Notes.

(a) Unless otherwise required by Law or the terms of the 2029 Senior Notes, the 2029 Senior Notes Indenture and the 2029 Senior Notes Officers’ Certificate, prior to the First Effective Time, the Company shall not exercise its right to redeem or make an offer to repurchase the 2029 Senior Notes without the prior written consent of Parent. Upon written request by Parent at its sole discretion and at Parent’s sole cost and expense (including with respect to principal and interest of the 2029 Senior Notes), the Company shall use reasonable best efforts to exercise its right to redeem or make an offer to repurchase the 2029 Senior Notes in accordance with the terms of the 2029 Senior Notes, the 2029 Senior Notes Indenture and the 2029 Senior Notes Officers’

Certificate. Notwithstanding the foregoing, nothing in this Section 5.23 shall require the Company or any of its Subsidiaries to pay or deposit any amounts required to redeem or repurchase the 2029 Senior Notes prior to the First Effective Time, except to the extent such amounts and related expenses have been previously provided by Parent to the Company or its Subsidiaries, as applicable, in accordance with this Agreement.

(b) Prior to the First Effective Time, to the extent Parent determines to conduct an exchange offer and consent solicitation relating to the 2029 Senior Notes for debt securities of Parent or any of its Subsidiaries (any such transaction, the “Exchange”), the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with the Exchange, including providing cooperation substantially consistent with the terms of Section 5.15(c) as though the references therein to the Financing include references to the Exchange and including, for the avoidance of doubt, providing reasonable assistance with the preparation of, and executing and delivering (to the extent that officers of the Company or any Subsidiary thereof remain in such roles at the time of the Exchange and otherwise subject to Section 5.15(c)(III)), one or more supplemental indentures to the 2029 Senior Notes Indenture and such other definitive documentation and certifications as are customarily prepared in connection with an exchange and consent solicitation (collectively, the “Exchange Documents”). Parent and the Company further agree that the terms of Section 5.15(d) shall apply to this Section 5.23(b); provided that (i) the Exchange shall be at Parent’s sole cost and expense and (ii) none of the Exchange Documents shall become effective prior to the First Effective Time.

Section 5.24 Event of Automatic Conversion. Upon the conversion of certain shares of Company Class B Common Stock into Company Class A Common Stock as contemplated by Section 4.10 of the Voting and Support Agreement executed and delivered by Mr. Robert C. Pew III on the date hereof, the Company shall take all further actions necessary or desirable to carry out the conversion of all Company Class B Common Stock into Company Class A Common Stock pursuant to Section 3.E.3.(b) of the Articles of Incorporation (and the Company Board shall make a determination that an Event of Automatic Conversion (as defined in the Articles of Incorporation) has occurred and instruct the transfer agent of the Company to properly record such conversion) as of the date of the conversion the applicable shares of Company Class B Common Stock into Company Class A Common Stock as contemplated by Section 4.10 of the Voting and Support Agreement executed and delivered by Mr. Robert C. Pew III on the date hereof.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Mergers are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a) Parent shall have obtained the Parent Shareholder Approval and the Company shall have obtained the Company Shareholder Approval;

(b) the shares of Parent Common Stock to be issued in connection with the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance;

(c) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;

(d) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Mergers shall have expired or early termination thereof shall have been granted; and

(e) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Mergers (any such Order or Law, a “Restraint”).

Section 6.2 Conditions to Obligations of Parent, Merger Sub Inc. and Merger Sub LLC to Effect the Mergers. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to effect the Mergers are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of the Company (i) contained in Section 3.7(c) shall be true and correct in all respects as of the date of this Agreement, (ii) contained in Section 3.2(a), the first sentence of Section 3.2(b), Section 3.2(c)(i), Section 3.2(c)(ii) and Section 3.2(c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (iii) contained in the first sentence of Section 3.1, the last sentence of Section 3.2(b), Section 3.2(c)(iii) (solely with respect to the Company Common Stock), Section 3.2(d) (solely with respect to (x) clause (i) of the first sentence and (y) the second sentence) Section 3.3, Section 3.4, Section 3.5(a)(i) (solely with respect to the Articles of Incorporation and Bylaws), Section 3.22, Section 3.23 and Section 3.24 (together with the Sections of this Agreement referred to in clauses (i) and (ii), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iv) contained in this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of clause (iv), where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(d) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3 Conditions to Obligation of the Company to Effect the Mergers. The obligation of the Company to effect the Mergers is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of Parent, Merger Sub Inc. and Merger Sub LLC (i) contained in Section 4.7(c) shall be true and correct in all respects as of the date of this Agreement, (ii) contained in Section 4.2(a), Section 4.2(c)(i), Section 4.2(c)(ii), Section 4.2(c)(iv) and Section 4.2(f) shall be true and correct in all respects (other than, in the case of Section 4.2(a), Section 4.2(c)(i), Section 4.2(c)(ii) and Section 4.2(c)(iv), de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (iii) contained in the first sentence of Section 4.1, Sections 4.2(d) and 4.2(e), Section 4.3, Section 4.4, Section 4.15, Section 4.16 and Section 4.18 (together with the Sections of this Agreement referred to in clauses (i) and (ii), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iv) contained in this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of clause (iv), where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent;

(b) Parent, Merger Sub Inc. and Merger Sub LLC shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and

(d) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the First Effective Time, whether before or after the Company Shareholder Approval or Parent Shareholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Mergers shall not have been consummated on or before 5:00 p.m. (Chicago, Illinois, United States time) on May 4, 2026 (the “Termination Date”); provided that if, on the Termination Date, any of the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (if the Restraint is in respect of an Antitrust Law) shall not have been satisfied or waived, but all other conditions set forth in Section 6.1 through Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), the Termination Date shall automatically, without any action on the part of the parties hereto, be extended up to three (3) times, in each case, by an additional period of three (3) months, and such date as so extended shall be the “Termination Date” for all purposes hereunder; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) prior to the First Effective Time, any Restraint shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers, and in the case of a Restraint that is an Order, such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if a material breach by such party of its obligations under Section 5.4 has been the principal cause of or principally resulted in the issuance of such Restraint;

(iii) the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) the Parent Shareholder Approval shall not have been obtained upon a vote taken thereon at the Parent Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by the Company if:

(i) Parent, Merger Sub Inc. or Merger Sub LLC shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent, Merger Sub Inc. or Merger Sub LLC, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent, Merger Sub Inc. or Merger Sub LLC on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b);

(ii) at any time prior to receipt of the Company Shareholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.6(d); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee;

(iii) at any time prior to the receipt of the Parent Shareholder Approval, (A) the Parent Board shall have made a Parent Adverse Recommendation Change, (B) Parent or the Parent Board shall have failed to include in the Joint Proxy Statement the Parent Recommendation, (C) Parent shall have materially breached any of its obligations under Section 5.7(a) or (D) the Parent Board shall have (I) failed to publicly reaffirm the Parent Recommendation within ten (10) Business Days of receipt of a written request by the Company to provide such reaffirmation following receipt by Parent of a Parent Acquisition Proposal that is publicly announced and not publicly withdrawn (which request by the Company may only be given once with respect to each such Parent Acquisition Proposal; provided that the Company may make another written request to which this clause (I) shall apply in the event of any publicly disclosed change to the price or other material terms of such Parent Acquisition Proposal) or (II) failed to recommend against any Parent Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer;

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent, Merger Sub Inc. or Merger Sub LLC is then in breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b);

(ii) at any time prior to receipt of the Parent Shareholder Approval, in order for Parent to enter into a definitive agreement with respect to a Parent Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.7(d); provided that prior to or substantially concurrently with such termination, Parent pays or causes to be paid to Company the Parent Termination Fee; or

(iii) at any time prior to the receipt of the Company Shareholder Approval, (A) the Company Board shall have made a Company Adverse Recommendation Change, (B) the Company or the Company Board shall have failed to include in the Joint Proxy Statement the Company Recommendation, (C) the Company shall have materially breached any of its obligations under Section 5.6(a) or (D) the Company Board shall have (I) failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of a Company Acquisition Proposal that is publicly announced and not publicly withdrawn (which request by Parent may only be given once with respect to each such Company Acquisition Proposal; provided that Parent may make another written request to which this clause (I) shall apply in the event of any publicly disclosed change to the price or other material terms of such Company Acquisition Proposal) or (II) failed to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.

Section 7.2 Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided that, except as otherwise provided in Section 7.3, no such termination shall relieve any party hereto of any liability or damages (which (x) in the case of the Company, may include amounts representing, or based on the loss of, any premium or other economic entitlement the shareholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms of this Agreement and (y) in the case of Parent, Merger Sub Inc. and Merger Sub LLC, may include amounts representing, or based on the loss of any net benefits (including anticipated synergies) or other economic benefits that Parent, Merger Sub Inc. and Merger Sub LLC expected to be realized by Parent and its Subsidiaries if the Mergers were consummated in accordance with the terms of this Agreement) resulting from any knowing and intentional breach of its obligations under this Agreement prior to such termination or fraud in the making of the representations and warranties set forth herein; and provided, further, that the Confidentiality Agreement, the penultimate sentence of Section 5.15(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1. For purposes of this Agreement, “knowing and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Section 7.3 Termination Fees.

(a) If this Agreement is terminated by:

(i) (A) Parent pursuant to Section 7.1(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (B) in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Company Shareholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)), a Company Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i), otherwise made known to the Company Board) and not withdrawn (publicly, if publicly disclosed) prior to such termination (or at least two (2) Business Days prior to the Company Shareholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)) and (II) within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(a)(i)(B), the references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 7.1(c)(ii); or

(iii) Parent pursuant to Section 7.1(d)(iii);

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.

Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.

(b) If this Agreement is terminated by:

(i) (A) the Company pursuant to Section 7.1(c)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iv) and (B) in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Parent Shareholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iv)), a Parent Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i), otherwise made known to the Parent Board) and not withdrawn (publicly, if publicly disclosed) prior to such termination (or at least two (2) Business Days prior to the Parent Shareholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iv)) and (II) within twelve (12) months after such termination, any Parent Acquisition Proposal is consummated or Parent enters into a definitive agreement with respect to any Parent Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(b)(i)(B) the references to “twenty percent (20%)” in the definition of “Parent Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”);

(ii) Parent pursuant to Section 7.1(d)(ii);

(iii) the Company pursuant to Section 7.1(c)(iii); or

(iv) (A) Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) (solely to the extent the Restraint is in respect of an Antitrust Law) and, at the time of such termination, the conditions to Closing set forth in Section 6.1(d) and/or Section 6.1(e) (solely to the extent the Restraint is in respect of an Antitrust Law) shall not have been satisfied or waived, but all other conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), or (B) by the Company pursuant to Section 7.1(c)(i) on the basis of a breach by Parent of its covenants and agreements contained in Section 5.4;

then, in any such case, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee; provided, however, that in the case of a termination pursuant to clause (iv) of this Section 7.3(b), the Company shall, within seven (7) Business Days following such termination, irrevocably elect in writing to accept or decline the Parent Termination Fee, and failure to elect to accept the Parent Termination Fee within such period shall be deemed an election to decline the Parent Termination Fee and constitute an irrevocable waiver of the Parent Termination Fee.

Any payments required to be made under this Section 7.3(b) shall be made by wire transfer of same-day funds to the account or accounts designated by the Company, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination, (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination and (D) in the case of clause (iv) above, promptly, but in no event later than two (2) Business Days after the date of such irrevocable election to accept the Parent Termination Fee.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Notwithstanding anything to the contrary set forth in this Agreement, (i) Parent’s right to receive payment from the Company the Company Termination Fee pursuant to Section 7.3(a) shall, in circumstances in which the Company Termination Fee is payable hereunder and is paid in full, constitute the sole and exclusive remedy (other than in the event of knowing and intentional breach of the Company’s obligations under this Agreement prior to such termination of the Agreement or fraud by the Company in the making of the representations and warranties set forth herein) of Parent, Merger Sub Inc. and Merger Sub LLC against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)), and (ii) the Company’s right to receive payment from Parent the Parent Termination Fee pursuant to Section 7.3(b) shall, in circumstances in which the Parent Termination Fee is payable hereunder and is paid in full, constitute the sole and exclusive remedy (other than, in the case of the Parent Termination Fee payable hereunder in respect of a termination contemplated by clauses (i), (ii) and (iii) of Section 7.3(b), in the event of knowing and intentional breach of Parent’s, Merger Sub Inc.’s or Merger Sub LLC’s obligations under this Agreement prior to such termination of the Agreement or fraud by Parent, Merger Sub Inc. or Merger Sub LLC in the making of the representations and warranties set forth herein) of the Company against Parent and its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Parent Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)).

(e) Each party acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties hereto would not enter into this Agreement; accordingly, if (x) the Company fails to timely pay the Company Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of the Company Termination Fee set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law and (y) Parent fails to timely pay the Parent Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the payment of the Parent Termination Fee set forth in this Section 7.3, Parent shall pay the Company its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Shareholder Approval or the Parent Shareholder Approval; provided that after the Company Shareholder Approval or the Parent Shareholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company or Parent, as applicable, without such further approval of such shareholders nor any amendment or change not permitted under applicable Law; provided, further, that no amendment to, modification of, termination of or waiver of any of Sections 7.4, 8.8(c), 8.9, 8.11(c), 8.13 and 8.15 and the definition of “Financing Source Parties” (collectively, the “Financing Source Party Provisions”) that is adverse to any Financing Source Parties shall be effective without the written consent of the Financing Source Parties.

Section 7.5 Extension; Waiver. At any time prior to the First Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub Inc. or Merger Sub LLC in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall terminate at the First Effective Time; provided, however, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the First Effective Time.

Section 8.2 Expenses. Except as expressly set forth herein (including Section 5.4 and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.

Section 8.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to the Company:

Steelcase Inc.

901 44th Street SE

Grand Rapids, Michigan 49508

Attention: Megan Blazina

Email: mblazina@steelcase.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

Phone: (312) 407-0700

Fax: (312) 407-0411

Attention: Brian W. Duwe

Richard C. Witzel, Jr.

David R. Clark

Email:   Brian.Duwe@skadden.com

Richard.Witzel@skadden.com

David.Clark@skadden.com

if to Parent, Merger Sub Inc. or Merger Sub LLC:

HNI Corporation

600 E Second Street

Muscatine, Iowa 52761

Attention: Steven Bradford

Email: bradfords@hnicorp.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: James Dougherty

Shanu Bajaj

Email:   james.dougherty@davispolk.com

shanu.bajaj@davispolk.com

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.3; provided, however, that any notice received by electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.

Section 8.4 Interpretation; Certain Definitions.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to August 3, 2025, unless the context requires otherwise. References to any information or document being “made available,” “provided” or “furnished” (other than to the SEC) and words of similar import shall include such information or document having been posted to the online data room referred to as (x) “Project Geranium” hosted on behalf of the Company by Intralinks and (y) “Project Geranium” hosted on behalf of Parent by Datasite, in each case, at least one (1) Business Day prior to the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. References to the “ordinary course of business” of any Person shall be deemed to mean “the ordinary course of business in a manner consistent with the past practices” of such Person.

Section 8.5 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Mergers be consummated as originally contemplated to the fullest extent possible.

Section 8.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.6 shall be null and void.

Section 8.7 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Voting and Support Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.8 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder except for the right of the Company to pursue damages (which may include amounts representing, or based on the loss of, any premium or other economic entitlement the shareholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms of this Agreement, it being acknowledged that (i) prior to the First Effective Time, the shareholders of the Company shall not have the right to assert directly any claim against Parent, Merger Sub Inc. or Merger Sub LLC or enforce this Agreement, and (ii) from and after the First Effective Time, the shareholders’ rights are governed by subsection (b) of the following proviso); provided, however, that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.8 and this Section 8.8 from and after the First Effective Time), (b) from and after the First Effective Time, the holders of Company Common Stock and Company Equity Awards as of immediately prior to the First Effective Time (solely with respect to Article II) and (c) the Financing Source Parties (solely with respect to the Financing Source Party Provisions) are each intended third-party beneficiaries hereof. Notwithstanding the foregoing, following the termination of this Agreement, the Company shall have the right, on behalf of the holders of shares of Company Common Stock and Company Equity Awards (who are and shall be third-party beneficiaries hereunder solely to the extent necessary for this sentence to be enforceable), to pursue and recover damages against Parent, Merger Sub Inc. and Merger Sub LLC for loss of the Merger Consideration and any other applicable amount pursuant to this Agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms of this Agreement); provided that the rights granted pursuant to sentence shall be enforceable on behalf of the holders of shares of Company Common Stock and Company Equity Awards only by the Company, in its sole and absolute discretion, on behalf of such holders (and in no event shall any such holder be entitled to pursue such damages on their own behalf), and any amounts received by the Company in connection therewith may be retained by the Company.

Section 8.9 Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub Inc., Merger Sub LLC or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, (a) matters relating to the fiduciary duties of the Company Board and, to the extent required by the Laws of the State of Michigan, matters relating to the Mergers, shall be governed by, and construed in accordance with, the Laws of the State of Michigan, (b) matters relating to the fiduciary duties of the Parent Board shall be governed by, and construed in accordance with, the Laws of the State of Iowa, and (c) subject in all respects to the provisions of any other agreement (including the Debt Letters or any definitive agreement relating to the Financing) between any Financing Source Party and any party hereto, each of the parties hereto and the Company, on behalf of itself, the Company Related Parties and their respective Affiliates agree all matters relating to any action or claim against any of the Financing Source Parties, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in anyway relating to or arising out of this Agreement, the Financing, the Debt Letters or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York.

Section 8.10 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

(c) Notwithstanding anything to the contrary in this Agreement, each party hereto and the Company, on behalf of itself, the Company Related Parties and their respective Affiliates, (i) agree that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Party in any way relating to or arising out of this Agreement, or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or any of the agreements (including any Debt Letters) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance thereof, in any forum other than any state or Federal court sitting in the county of New York, (ii) irrevocably waive, to the fullest extent that it may do so, the defense of an inconvenient forum to the maintenance of such action in any such court and (iii) agree that service of process upon any party, Company Related Party or their respective Affiliates in any such action shall be effective if notice is given in accordance with Section 8.3.

Section 8.12 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB INC., MERGER SUB LLC AND THE COMPANY, ON BEHALF OF ITSELF, THE COMPANY RELATED PARTIES AND THEIR RESPECTIVE AFFILIATES, HEREBY IRREVOCABLY, KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB INC., MERGER SUB LLC OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF (INCLUDING ANY ACTION OR PROCEEDING AGAINST ANY OF THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR ANY OF THE AGREEMENTS (INCLUDING ANY DEBT LETTERS) ENTERED INTO IN CONNECTION WITH THE FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

Section 8.14 Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent, Merger Sub Inc., Merger Sub LLC and the Company are acting in their corporate capacities and are not assuming personal liability in connection therewith.

Section 8.15 Waiver of Claims Against Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, the Company Related Parties and their respective Affiliates, hereby (i) agrees that none of the Financing Source Parties shall have any liability to the Company, the Company Related Parties or their respective Affiliates (other than Parent and its Subsidiaries) relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Financing or any of the agreements (including any Debt Letters) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at law or equity, in contract, in tort or otherwise, and that none of the Company Related Parties nor any of their respective Affiliates (other than Parent and its Subsidiaries) will have any rights or claims against any Financing Source Party under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement or the Financing, including any commitments by the Financing Source Parties in respect of the Financing and (ii) agree no Financing Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with any of the foregoing under the preceding clause (i). For the avoidance of doubt, nothing in this Section 8.15 or any other provision of this Agreement (x) shall modify or alter the rights of Parent under the Debt Letters or any definitive financing document in connection with the transactions contemplated by this Agreement between or among Parent and any of its Subsidiaries and any Financing Source Party entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in the Debt Letters or any definitive financing document pursuant thereto, as applicable, the provisions of the Debt Letters or such definitive financing document, as applicable, shall govern and control, and (y) shall be construed to limit the obligations of the Financing Source Parties, or to waive any claim of Parent, Merger Sub Inc. or Merger Sub LLC or, following the Closing, the Company (or their respective Affiliates), in each case against the Financing Source Parties, pursuant to the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated thereunder, including the Financing.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub Inc., Merger Sub LLC and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HNI CORPORATION

By:	/s/ Jeffrey Lorenger
	Name:	Jeffrey Lorenger
	Title:	Chief Executive Officer

GERANIUM MERGER SUB I, INC.

By:	/s/ Vincent Paul Berger II
	Name:	Vincent Paul Berger II
	Title:	President

GERANIUM MERGER SUB II, LLC

By:	HNI Corporation, its sole member

By:	/s/ Vincent Paul Berger II
	Name:	Vincent Paul Berger II
	Title:	Executive Vice President and
Chief Financial Officer

[Signature Page to Merger Agreement]

STEELCASE INC.

By:	/s/ Sara E. Armbruster
	Name:	Sara E. Armbruster
	Title:	President and CEO

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“2029 Senior Notes” shall mean the Company’s outstanding 5.125% Senior Notes due 2029.

“2029 Senior Notes Indenture” shall mean the Indenture, dated as of August 7, 2006, between the Company and J.P. Morgan Trust Company, National Association, as trustee, with respect to the 2029 Senior Notes.

“2029 Senior Notes Officers’ Certificate” shall mean the Company’s Officers’ Certificate, dated as of January 18, 2019, with respect to the 2029 Senior Notes.

“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.

“Applicable Interest Rate” means the three-year U.S. Treasury rate, as adjusted for the Company’s credit rating as of the end of the Company’s fiscal year prior to the Closing.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in Grand Rapids, Michigan or Muscatine, Iowa are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect shareholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale, license or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.

“Company Benefit Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment or employee benefit plan, program, practice, policy, arrangement or agreement, including any compensation, stock option, stock purchase, restricted stock, restricted stock unit, stock appreciation right or other equity or equity-based compensation, bonus, incentive compensation, employment, change in control, retention, retirement, pension, post-employment benefits, supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, health or medical benefits, employee assistance program, welfare, hospitalization, life, accidental death and dismemberment, long-term disability or short-term disability, sick-leave, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement, in each case, whether written or unwritten and whether or not subject to ERISA, for any current or former employee, director or individual service provider of the Company or any of its Subsidiaries, which is maintained, administered, sponsored, participated in, contributed to or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability; provided that in no event shall a Company Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.

“Company Class A Common Stock” shall mean each share of Class A common stock, no par value, of the Company.

“Company Class B Common Stock” shall mean each share of Class B common stock, no par value, of the Company.

“Company Common Stock” shall mean, collectively, the Company Class A Common Stock and Company Class B Common Stock.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company RSU Awards, Company DSU Awards and Company PSU Awards.

“Company Equity Plan” shall mean the Company Incentive Compensation Plan, as amended and restated on July 9, 2025.

“Company ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Company Foreign Plan” shall mean each Company Benefit Plan that primarily covers current or former employees, directors or individual service providers of the Company or any of its Subsidiaries based outside of the United States or that is subject to any Law other than U.S. federal, state or local law.

“Company Intervening Event” shall mean a material event or circumstance that was not known by, or reasonably foreseeable to, the Company Board on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Shareholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

“Company Lease” shall mean any lease, sublease, license or other occupancy contract (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) demising Company Leased Real Property.

“Company Leased Real Property” shall mean any real property that the Company or any of its Subsidiaries leases, subleases, licenses or otherwise uses or occupies from any other Person (whether as a tenant, subtenant, or pursuant to other occupancy arrangements).

“Company Owned IP” shall mean all Intellectual Property owned, or purported by the Company or its Subsidiaries to be owned, by the Company or its Subsidiaries.

“Company Owned Real Property” shall mean the real property which is owned by the Company or any of its Subsidiaries.

“Company Recommendation” shall mean the recommendation of the Company Board that the shareholders of the Company adopt this Agreement and approve the Mergers and the transactions contemplated hereby.

“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (provided, however, that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s shareholders than the Mergers and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal.

“Company Tax Counsel” shall mean Skadden, Arps, Slate, Meagher & Flom LLP, or such other nationally recognized tax counsel reasonably satisfactory to the Company.

“Company Termination Fee” shall mean $67,000,000.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated March 5, 2025, between Parent and the Company.

“Contract” shall mean any binding contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, arrangement, commitment, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement, but shall not include any Company Benefit Plan or Parent Benefit Plan.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled by” shall have correlative meanings.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it relates to exposure to Hazardous Materials, human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar non-U.S., state and local Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Existing Company Credit Agreement” shall mean the Fourth Amended and Restated Credit Agreement, dated as of February 7, 2024, by and among the Company, the subsidiary borrowers from time to time party thereto, the institutions from time to time parties thereto as lenders, JPMorgan Chase Bank, N.A., as the Administrative Agent, Bank of America, N.A., as Syndication Agent, and HSBC Bank USA, National Association, as Documentation Agent.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financing Source Parties” shall mean any Person (other than Parent or any of its Affiliates), including the Financing Parties, that has committed to provide or arrange or otherwise entered into agreements in connection with providing or arranging the Financing or any portion thereof, and the parties to any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered pursuant thereto or relating thereto, each together with their respective controlling Persons, directors, officers, employees, investment bankers, agents, attorneys, accountants, partners and other advisors acting on such Person’s behalf or Affiliates and any permitted successors or assignees of the foregoing.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any federal, state, local, U.S. or non-U.S. or supranational government, or any governmental, regulatory, taxing, judicial or administrative authority, agency, commission or instrumentality.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste, the environment, or natural resources or (ii) can form the basis of any liability under any Law relating to pollution, waste or the environment, or natural resources.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any finance lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and payable, (vi) any obligation to pay the deferred purchase price (including any “earn-out”) of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“Intellectual Property” shall mean any intellectual property rights throughout the world, including (i) trade names, trademarks, brand names and service marks, certification marks, logos, symbols, trade dress and similar rights (in each case, whether registered or unregistered), and all registrations and applications to register any of the foregoing (“Trademarks”), (ii) patents and patent applications, statutory invention registrations, including divisionals, revisions, continuations, continuations-in-part, renewals, extensions, re-issues and re-examinations, (iii) copyrights (whether registered or unregistered) and any equivalent rights in published and unpublished works of authorship regardless of the medium, and all registrations and applications for registration applications for registration of the foregoing, (iv) internet domain names, (v) confidential and proprietary information, including trade secrets and know-how (“Trade Secrets”) and (vi) rights in computer programs, software, website and mobile content (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”).

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean computers, computer systems, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, circuits and all other information technology equipment or systems.

“Knowledge” shall mean the actual knowledge of the officers and employees of the Company set forth on Appendix A(1) of the Company Disclosure Letter, or the officers and employees of Parent set forth on Appendix A(1) of the Parent Disclosure Letter, as applicable, in each case after reasonable inquiry by each such person.

“Labor Agreement” shall mean (i) any collective bargaining agreement or (ii) any other labor-related agreement, arrangement or understanding, in each case, with a labor or trade union, or labor organization, works council or other employee representative body (other than national, trade, industry-wide or sector-level agreements outside the U.S.).

“Law” shall mean any U.S., non-U.S., federal, state, municipal, local, national, supranational or non-U.S. statute or law (whether statutory or common law), constitution, code, ordinance, rule, regulation, order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), arbitration award, agency requirement or any other enforceable requirement of any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, deeds of trust, leases, subleases, encumbrances, pledges, security interests, easements, options, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, right of way or charges of any kind.

“Material Adverse Effect” shall mean, with respect to any Person, any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates, tariffs and trade wars; (ii) general changes or developments in any of the industries or markets in which such Person or any of its Subsidiaries operate; (iii) (A) adoption, implementation, repeal, modification or amendment of any applicable Laws or (B) changes in GAAP, or in the case of each of clause (A) and (B), any change in interpretations or enforcement thereof; (iv) any change in the price or trading volume of such Person’s securities or other financial instruments or change in such Person’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (v) any failure by such Person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, cyberterrorism (to the extent not specifically targeting such Person), or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, epidemics, pandemics, plagues or other outbreaks of illness or disease or public health events or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of the Company (in the case of Parent) or Parent (in the case of the Company) after the date of this Agreement; or (viii) the identity of Company (in the case of Parent) or Parent (in the case of the Company) and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Mergers or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of such Person’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which such Person and its Subsidiaries operate.

“Michigan LARA” shall mean the Corporations Division of the Department of Licensing and Regulatory Affairs of the State of Michigan.

“NYSE” shall mean New York Stock Exchange.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor agency or office.

“Order” shall mean any decree, order, judgment, injunction, writ, stipulation, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

“Parent Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect shareholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of Parent, (ii) sale, license or other disposition, directly or indirectly, of assets of Parent (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of Parent representing twenty percent (20%) or more of the consolidated assets, revenues or net income of Parent and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of Parent, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of Parent or (v) any related combination of the foregoing.

“Parent Benefit Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, including any compensation, stock option, stock purchase, restricted stock, restricted stock unit, stock appreciation right or other equity or equity-based compensation, bonus, incentive compensation, employment, change in control, retention, retirement, pension, post-employment benefits, supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, health or medical benefits, employee assistance program, welfare, hospitalization, life, accidental death and dismemberment, long- or short-term disability, sick-leave, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement, in each case, whether written or unwritten and whether or not subject to ERISA, for any current or former employee, director or individual service provider of Parent or any of its Subsidiaries, which is maintained, administered, sponsored, participated in, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any liability; provided that in no event shall a Parent Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.

“Parent Common Stock” shall mean each share of common stock, par value $1.00 per share, of Parent.

“Parent Common Stock Reference Price” means the volume-weighted average closing price, rounded to four decimal places, of one (1) share of Parent Common Stock on the NYSE for the period of ten (10) consecutive trading days ending on the second full trading day preceding the Closing Date.

“Parent Credit Facilities” shall mean, collectively, the Parent Revolving Credit Agreement and the Parent Term Credit Agreement.

“Parent Deferred Compensation Plans” shall mean (i) the Parent Executive Deferred Compensation Plan, as amended May 5, 2015, and (ii) the Parent Directors Deferred Compensation Plan, as amended May 5, 2015.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Equity Plans” shall mean (i) the Parent Long-Term Performance Plan, as amended and restated February 17, 2010, (ii) the Parent 2007 Stock- Based Compensation Plan, as amended May 7, 2013, (iii) the Parent 2021 Stock-Based Compensation Plan, effective May 24, 2021, (iv) the Parent Stock Incentive Plan for Legacy Kimball Employees, as amended March 7, 2023, and (v) the 2017 Equity Plan for Non-Employee Directors of Parent Corporation, as amended and restated February 13, 2024, and further amended May 16, 2024.

“Parent ERISA Affiliate” shall mean any Person under common control with Parent within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Parent ESPP” shall mean the Parent Members’ Stock Purchase Plan, as amended May 9, 2017.

“Parent Intervening Event” shall mean a material event or circumstance that was not known to, or reasonably foreseeable by, the Parent Board on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Parent Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to the Parent Shareholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal constitute a Parent Intervening Event.

“Parent Organizational Documents” shall mean the certificate of incorporation or formation, bylaws and/or operating agreement and similar governing documents, each as amended as of the date of this Agreement, of Parent, Merger Sub Inc. and Merger Sub LLC.

“Parent Recommendation” shall mean the recommendation of the Parent Board that the shareholders of Parent approve the Parent Stock Issuance.

“Parent Revolving Credit Agreement” shall mean the Fourth Amended and Restated Credit Agreement, dated as of June 14, 2022 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among Parent, the domestic subsidiaries of Parent from time to time party thereto, the institutions from time to time party thereto as lenders, and Wells Fargo Bank, National Association, as administrative agent for the lenders.

“Parent Superior Proposal” shall mean a bona fide written Parent Acquisition Proposal (provided, however, that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Parent Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Parent Board determines in good faith (after consultation with its financial advisors and outside legal counsel) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Parent’s shareholders than the Mergers and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by the Company in response to such Parent Acquisition Proposal.

“Parent Tax Counsel” shall mean Davis Polk & Wardwell LLP, or such other nationally recognized tax counsel reasonably satisfactory to Parent.

“Parent Term Credit Agreement” shall mean the Term Loan Credit Agreement, dated as of March 31, 2023 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among Parent, the domestic subsidiaries of Parent from time to time party thereto, the institutions from time to time party thereto as lenders, and Wells Fargo Bank, National Association, as administrative agent for the lenders.

“Parent Termination Fee” shall mean (x) in respect of a termination contemplated by clauses (i), (ii) and (iii) of Section 7.3(b), $71,000,000 and (y) in respect of a termination contemplated by clause (iv) of Section 7.3(b), $134,000,000.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established, in accordance with GAAP, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens incurred in the ordinary course of business, or that are not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or non-U.S. equivalents,

(iv) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property, that do not, individually or in the aggregate, materially and adversely interfere with or impact the use of the applicable real property as currently conducted and are not violated in any material respect by the current use and operation of such real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to real property, Liens, defects or other imperfections of title, if any, that do not, individually or in the aggregate, materially affect the ownership, right to use or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, (vi) Liens imposed on the underlying fee interest (or any other superior interest) of any real property held pursuant to a lease (other than such Liens caused by the applicable lessee), (vii) rights of any landlord (or similar capacity) of any real estate lease or sublease (and related terms and conditions) under which the Company is a lessee or sublessee, (viii) in the case of Intellectual Property, non-exclusive licenses in the ordinary course of business, (ix) any Liens securing indebtedness that is reflected on the most recent consolidated balance sheet of the Company or notes thereto, (x) any Liens that do not materially and adversely affect the continued ownership, rights to use or operation (as applicable) of the applicable property or assets subject thereto in the conduct of business of a Person and its Subsidiaries as currently conducted and (xi) Liens as set forth on Appendix A(2) of the Company Disclosure Letter.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” shall mean (i) any information that identifies, or in combination with other information may identify, is linked to, or relates to an individual, or is reasonably capable of being associated with an individual; and (b) any data or information that qualifies as “personal data,” “personal information,” “personally identifiable information,” “non-public personal information” or any similar term under applicable Law relating to privacy or data protection.

“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions, investigations, claims, audits, charges, indictments, litigations or examinations.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, (ii) any Person located, organized or resident in a Sanctioned Country, (iii) any Person fifty percent (50%) or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and/or (ii), or (iv) any Person targeted by party-specific export controls (including by inclusion on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Military End User List, or Entity List).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom, or any other jurisdiction where such party or any of its Subsidiaries do business.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Significant Subsidiary” of a Person shall mean any Subsidiary of such Person that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC).

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and foreign taxes, assessments, charges, fees, levies, duties, tariffs, imposts, liabilities and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, whether disputed or not, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Counsels” shall mean, collectively, the Company Tax Counsel and the Parent Tax Counsel.

“Tax Returns” shall mean returns (including information returns), reports, declarations, claims for refund and information statements, including any schedule, attachment or amendment thereto, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 and any similar Laws relating to plant closings and employee layoffs.

Exhibit 99.1

Steelcase Inc.

901 44th Street SE

Grand Rapids, MI 49508, USA

August 3, 2025

Robert C. Pew III

[****]

Re:	Voting and Support Agreement

Mr. Pew:

Reference is made to that certain Voting and Support Agreement, dated as of the date hereof, by and among you (on behalf of yourself and certain affiliated trusts), Mrs. Susan H. Taylor and HNI Corporation, an Iowa corporation (“HNI”) (the “Voting Agreement”).

This letter is to confirm the understanding and agreement between you and Steelcase Inc. that you, on behalf of yourself and certain affiliate trusts, will take the actions required by Section 4.10 of the Voting Agreement which, in summary and as further provided in the Steelcase Inc. Second Restated Articles of Incorporation, include causing the conversion of all outstanding Company Class B Common Stock to Company Class A Common Stock. Section 4.10 of the Voting Agreement is included below, for reference, with all capitalized terms used in the below having the meanings ascribed to them in the Voting Agreement.

Section 4.10 Company Class B Common Stock Conversion. Within ten (10) Business Days of the date hereof, each Shareholder shall voluntarily convert the Company Class B Common Stock held by such Shareholder to Company Class A Common Stock by delivering (i) to the Company’s transfer agent, the certificate or certificates representing the shares of Company Class B Common Stock to be converted, duly endorsed in blank or accompanied by proper instruments of transfer and (ii) to the Company, written notice stating that the Shareholder elects to convert such share or shares and stating the name or names (with addresses) and denominations in which the certificate or certificates representing the shares of Company Class A Common Stock issuable upon the conversion are to be issued and including instructions for the delivery thereof, pursuant to Section 3.E. of the Company’s Second Restated Articles of Incorporation, dated as of July 13, 2011, as amended (the “Articles”), in an amount of Company Class B Common Stock necessary to cause the automatic conversion of all Company Class B Common Stock pursuant to Section 3.E.3.(b) of the Articles. Each Shareholder shall concurrently deliver such notice to Parent.

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If the above accurately reflects our agreement and understanding, please sign and return a copy of this letter.

Please do not hesitate to contact with me with any questions.

/s/ Megan A. Blazina
Megan A. Blazina
Steelcase Inc.
Vice President, Chief Legal Officer and Secretary

Acknowledged and Agreed
Dated August 3, 2025

/s/ Robert C. Pew III
Robert C. Pew III

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Exhibit 99.2

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of August 3, 2025, by and among the Persons listed on Schedule A hereto (each a “Shareholder” and together, the “Shareholders”) in each such person’s capacity as a shareholder of Steelcase Inc., a Michigan corporation (the “Company”), and HNI Corporation, an Iowa corporation (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, in order to induce Parent, Geranium Merger Sub I, Inc., a Michigan corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub Inc.”), and Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub LLC”), to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with the Company, Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to the number of shares of Company Class A Common Stock and Company Class B Common Stock (collectively, the “Shares”) that such Shareholder beneficially owns as of the date hereof and are set forth next to such Shareholder’s name on Schedule A hereto (together with such additional Shares or voting securities of which such Shareholder acquires record or beneficial ownership after the date hereof, such Shareholder’s “Subject Shares”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.01. Voting Agreement. Beginning on the date hereof until the Expiration Date, each Shareholder hereby irrevocably and unconditionally agrees that at any meeting of the shareholders of the Company, however called, and at any adjournment thereof, at which the Merger Agreement (or any amended version thereof) or the transactions contemplated thereby are submitted for the consideration and vote of the shareholders of the Company, and in connection with any written consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, each Shareholder shall, in each case to the fullest extent that its Subject Shares are entitled to vote thereon or consent thereto, (a) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum, and (b) vote (or cause to be voted), in person or by proxy, or, if applicable, deliver (or cause to be delivered) a written consent with respect to all Subject Shares that such Shareholder is entitled to vote at the time of any vote or action by written consent (i) in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit

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additional proxies in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, and (iii) against any (1) Company Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (3) action or agreement the consummation of which would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under the Merger Agreement or consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by the Merger Agreement and (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Shareholder contained in this Agreement. Nothing contained in this Agreement shall require any Shareholder (or shall entitle any proxy of any Shareholder) to convert, exercise or exchange any shares of Company Class B Common Stock in order to obtain any shares of Company Class A Common Stock.

Section 1.02. Irrevocable Proxy. Each Shareholder hereby revokes any and all previous proxies granted with respect to its Subject Shares (and such Shareholder hereby represents that any such prior proxy is revocable), other than proxies granted solely with respect to Routine Matters (as defined below). By entering into this Agreement, such Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name with respect to the Subject Shares, effective as of the date hereof and continuing until the Expiration Date, to vote, express consent or dissent, or otherwise to utilize such voting power solely as contemplated by Section 1.01 above; provided that Parent shall provide at least twenty-four (24) hours’ notice prior to exercising the proxy granted by such Shareholder under this Section 1.02 to the extent Parent intends to exercise such proxy within five (5) Business Days of the mailing of the Joint Proxy Statement. The proxy granted by such Shareholder pursuant to this Section 1.02 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by such Shareholder shall automatically be revoked upon the Expiration Date. Each Shareholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Section 1.02. Each Shareholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy. Each Shareholder hereby agrees not to grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any Subject Shares during the term of this Agreement (except for a Permitted Transfer), other than the granting of proxies to vote Subject Shares with respect to the election of directors, ratification of the appointment of the Company’s auditors at the Company’s annual meeting or special meeting of shareholders, and other routine matters at the Company’s annual meeting or any special meeting, in either case, solely to the extent such matters are not (i) inconsistent with the obligations contemplated by the Merger Agreement or this Agreement or (ii) related to the transactions contemplated by the Merger Agreement or this Agreement (collectively, “Routine Matters”). Any attempt by such Shareholder to grant a proxy, vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) its Subject Shares in a manner inconsistent with the proxy granted pursuant to this Section 1.02 shall be null and void ab initio.

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ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder represents and warrants to Parent, as of the date hereof, that:

Section 2.01. Corporate Authorization; Binding Agreement. The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational or individual powers of such Shareholder and have been duly authorized by all necessary action on the part of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and the remedies of specific performance and injunctive and other forms of equitable relief that may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (the “Enforceability Exceptions”). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. Other than as provided in the Merger Agreement and except for any filings by such Shareholder with the SEC, the execution, delivery and performance by such Shareholder of this Agreement do not require any action by or in respect of, or any notice, report or other filing by such Shareholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Authority, other than any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.

Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (i) if such Shareholder is an entity, violate the certificate of incorporation or bylaws (or other comparable organizational documents) of such Shareholder, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder, except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder or (iv) result in the creation or imposition of any Lien on any asset of such Shareholder (including the Subject Shares).

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Section 2.03. Ownership of Shares. Except as disclosed on Schedule A, such Shareholder is the sole record and beneficial owner of the Subject Shares, free and clear of any Liens (other than any Liens created by this Agreement or Liens that would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder) or any restriction on the right to vote or otherwise dispose of the Subject Shares. Except as otherwise provided in Article 1 of this Agreement or as disclosed on Schedule A, such Shareholder has, and will have at all times during the term of this Agreement, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Shareholder’s Subject Shares, and there are no Contracts of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of its Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares. Except for this Agreement, none of such Shareholder’s Subject Shares are subject to any voting agreement, voting trust or other agreement or arrangement, including any proxy, consent or power of attorney. For purposes of this Agreement, “beneficial ownership” and “beneficially own” and similar terms have the meaning set forth in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.

Section 2.04. Total Shares. Except for its Subject Shares set forth on Schedule A hereto, such Shareholder does not beneficially own any equity interests, or any securities representing the right to purchase or otherwise receive any equity interests, of the Company.

Section 2.05. Reliance. Such Shareholder acknowledges that it has had the opportunity to seek independent legal advice from legal counsel of such Shareholder’s own choosing prior to executing this Agreement. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement, in part, in reliance upon such Shareholder’s execution, delivery and performance of this Agreement and upon the representations, warranties, covenants and other agreements of such Shareholder contained in this Agreement.

Section 2.06. Absence of Litigation. Such Shareholder represents that there is no Proceeding pending or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its properties or assets (including such Shareholder’s Subject Shares) before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.

Section 2.07. Other Agreements. Except for this Agreement, such Shareholder represents that such Shareholder has not (i) taken any action that would or would reasonably be expected to (A) violate or conflict with such Shareholder’s covenants and obligations under this Agreement, (B) make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect or (C) have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement or (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1.01.

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Section 2.08. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder in such Shareholder’s capacity as such.

Section 2.09. No Other Representations. Such Shareholder acknowledges and agrees that, other than the representations expressly set forth in this Agreement, Parent has not made, and is not making, any representations or warranties to such Shareholder with respect to Parent, the Merger Agreement or any other matter. Such Shareholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to each Shareholder, as of the date hereof, as follows:

Section 3.01. Corporation Authorization; Binding Agreement. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.02. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the performance of its obligations hereunder do not and will not (i) violate the certificate of incorporation or bylaws (or other comparable organizational documents) of Parent, (ii) violate any applicable Law, (iii) other than the filing of a Schedule 13D with the SEC, require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any agreement or other instrument binding on Parent or (iv) result in the creation or imposition of any Lien on any asset of Parent, except, with respect to clauses (ii), (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact Parent’s ability to perform its obligations hereunder.

Section 3.03. No Other Representations. Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, each Shareholder has not made, and is not making, any representations or warranties to Parent with respect to such Shareholder, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

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ARTICLE 4

COVENANTS OF SHAREHOLDERS

Each Shareholder hereby covenants and agrees that:

Section 4.01. Restrictions on Transfer and Encumbrances. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) except for the conversion of Company Class B Common Stock into shares of Company Class A Common Stock in accordance with the provisions of the Articles of Incorporation, acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any Subject Shares (or any beneficial ownership therein or portion thereof) during the term of this Agreement or consent to any of the foregoing (each, a “Transfer” (which defined term includes derivations of such defined term)), (ii) otherwise permit any Liens to be created on any of such Shareholder’s Subject Shares or (iii) enter into any Contract with respect to the direct or indirect Transfer of any of such Shareholder’s Subject Shares. Nothing herein shall prohibit a Permitted Transfer. “Permitted Person” shall mean (A) any Affiliate of such Shareholder or (B) if such Shareholder is an individual, (1) to any member of such Shareholder’s immediate family or to a trust for the benefit of such Shareholder or any member of such Shareholder’s immediate family or (2) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law. A “Permitted Transfer” shall mean a Transfer to a Permitted Person so long as, in the case of subclause (A) and (B)(1) thereof, such Transfer is done for estate planning purposes, would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact in any material respect such Shareholder’s (and transferee Shareholder’s) ability to perform its obligations hereunder and the transferee of such Subject Shares evidences in a writing in form and substance reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the transferring Shareholder, and upon such transfer shall be deemed a Shareholder hereunder. Such Shareholder hereby agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any Person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, including its successors or permitted assigns, and if any involuntary Transfer of any of such Shareholder’s Subject Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder’s Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement as such Shareholder for all purposes hereunder. Each Shareholder hereby agrees not to request that the Company register the transfer of any certificate or uncertificated interest representing any or all of the Subject Shares and each Shareholder authorizes the Company to impose stop orders to prevent the Transfer of any of such Shareholder’s Subject Shares in violation of this Agreement.

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Section 4.02. Other Offers.

(a) Each Shareholder shall not, and shall not authorize, allow or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek or knowingly take any action designed or intended to facilitate or encourage (including by way of furnishing any nonpublic information) the submission of any Company Acquisition Proposal, (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records work papers and other documents related to the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Person (other than Parent or any of its Representatives) that is seeking to make, or has made, a Company Acquisition Proposal, (iii) enter into any agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Company Acquisition Proposal or (iv) agree to do any of the foregoing. Each Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person (or any Representatives of any Person) other than Parent (or any of its Representatives) conducted prior to the date hereof with respect to any Company Acquisition Proposal made by such Person.

(b) Notwithstanding anything to the contrary in this Section 4.02, any Shareholder who is a director of the Company shall be entitled to participate with the Company and its Representatives in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Company Superior Proposal to the extent that the Company is permitted to engage in such negotiations or discussions in accordance with Section 5.6 of the Merger Agreement.

Section 4.03. Appraisal Rights. Each Shareholder hereby irrevocably waives and agrees not to exercise any rights it may have to demand appraisal, dissent or any similar or related matter with respect to any Subject Shares that may arise with respect to the First Merger.

Section 4.04. Proceedings. Each Shareholder hereby agrees not to commence or participate in any Proceeding or claim, whether derivative or otherwise, against Parent, the Company or any of their respective Affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby, including any such claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) in such Shareholder’s capacity as a shareholder of the Company, alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions

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contemplated thereby, and such Shareholder hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing; provided that the foregoing shall not limit any actions taken by any Shareholder in response to any claims of the nature described in the foregoing clause (B) commenced against such Shareholder, its Affiliates or its Representatives; provided, further, that the foregoing shall not restrict any Shareholder from enforcing such Shareholder’s rights under this Agreement.

Section 4.05. Notice of Certain Events. Each Shareholder shall promptly notify Parent of any fact, change or development occurring or arising after the date hereof that causes, or would reasonably be expected to cause, any breach of any representation, warranty, covenant or agreement of such Shareholder hereunder.

Section 4.06. Adjustments. In the event of any stock split, stock dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares, then the terms of this Agreement shall apply to the equity interests of the Company, or to the securities representing the right to purchase or otherwise receive equity interests of the Company, as applicable, received in respect of the Subject Shares by such Shareholder immediately following the effectiveness of the events described in this Section 4.06, as though they were Subject Shares hereunder.

Section 4.07. Capacity as a Shareholder. Nothing in this Agreement shall limit or restrict any Shareholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Shareholder solely in his or her capacity as a shareholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Shareholder’s actions, omissions, judgments or decisions as a director or officer, as applicable, of or with respect to the Company or any of its Subsidiaries, including taking any action permitted by Section 5.6 of the Merger Agreement, and no such action, omission, judgment or decision, in such Shareholder’s capacity as director or officer (or in such affiliate or designee’s capacity as representative of the director or officer) of or with respect to the Company or any of its Subsidiaries, shall violate any of such Shareholder’s agreements or obligations under this Agreement.

Section 4.08. Disclosure. Each Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary in connection with the Mergers and any transactions related thereto, such Shareholder’s identity and ownership of Subject Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.

Section 4.09. Additional Shares. In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting capital stock with respect to the Company, including any Company Class A Common Stock received upon the conversion of Company Class B Common Stock in accordance with the provisions of the Articles of Incorporation, such Shares or voting

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capital stock shall, without further action of the parties, be deemed Subject Shares and, subject to the provisions of this Agreement, the number of Shares held by such Shareholder shall be deemed amended accordingly, and such Shares or voting capital stock shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify Parent of any such event.

Section 4.10. Company Class B Common Stock Conversion. Within ten (10) Business Days of the date hereof, each Shareholder shall voluntarily convert the Company Class B Common Stock held by such Shareholder to Company Class A Common Stock by delivering (i) to the Company’s transfer agent, the certificate or certificates representing the shares of Company Class B Common Stock to be converted, duly endorsed in blank or accompanied by proper instruments of transfer and (ii) to the Company, written notice stating that the Shareholder elects to convert such share or shares and stating the name or names (with addresses) and denominations in which the certificate or certificates representing the shares of Company Class A Common Stock issuable upon the conversion are to be issued and including instructions for the delivery thereof, pursuant to Section 3.E. of the Company’s Second Restated Articles of Incorporation, dated as of July 13, 2011, as amended (the “Articles”), in an amount of Company Class B Common Stock necessary to cause the automatic conversion of all Company Class B Common Stock pursuant to Section 3.E.3.(b) of the Articles. Each Shareholder shall concurrently deliver such notice to Parent.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Interpretation; Certain Definitions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections and Schedules are to the Articles, Sections and Schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any Schedule, certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended,

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modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to August 3, 2025, unless the context requires otherwise. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 5.02. Further Assurances. Parent and each Shareholder will, upon the reasonable request of the other party, use its reasonable best efforts to execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to comply with its obligations under this Agreement.

Section 5.03. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the relevant Shareholder, and Parent shall have no authority to exercise any power or authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise expressly provided herein.

Section 5.04. Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent, to:

HNI Corporation

600 E Second Street

Muscatine, Iowa 52761

Attention:   Steven Bradford

Email:     bradfords@hnicorp.com

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with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: James P. Dougherty

Shanu Bajaj

Email:   james.dougherty@davispolk.com

shanu.bajaj@davispolk.com

if to any Shareholder, to the address set forth on Schedule A opposite the name(s) of such Shareholder(s), with copies (which shall not constitute notice) to:

Warner Norcross + Judd LLP

1500 Warner Building

150 Ottawa Ave N.W.

Grand Rapids, MI 49503

Attention:  Charlie Goode

Email:    cgoode@wnj.com

and

Steelcase Inc.

901 44th Street SE

Grand Rapids, Michigan 49508

Attention:  Chief Legal Officer

Email:    mblazina@steelcase.com

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 5.04; provided, however, that any notice received by electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 5.04 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 5.04.

Section 5.05. Amendment. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

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Section 5.06. Termination. This Agreement shall automatically terminate without further action of any party hereto upon the earlier to occur of (i) the First Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment to the Merger Agreement without the prior written consent of a Shareholder that (A) decreases the amount or changes the form of the Merger Consideration, (B) imposes any additional material restrictions on or material additional conditions on the payment of the Merger Consideration to shareholders of the Company or (C) extends the Termination Date contemplated by the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), or (iv) the mutual written agreement of each party to this Agreement (any such date under clauses (i) through (iv) being referred to herein as the “Expiration Date”). Notwithstanding the foregoing, (i) the provisions set forth in this Article 5 (other than Section 5.02 and Section 5.14) shall survive the termination of this Agreement and (ii) no termination of this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any willful and material breach of any covenant or other agreement contained in this Agreement that occurred prior to such termination. For purposes of this Agreement, “willful and material breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Section 5.07. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the transactions contemplated by the Merger Agreement are consummated.

Section 5.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.08 shall be null and void.

Section 5.09. Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 5.10. Consent to Jurisdiction. Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in

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such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of the parties agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.04 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

Section 5.11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY OTHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 5.12. Counterparts This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 5.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 5.14. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.06, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this

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Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 5.15. Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the persons or entities that are expressly identified as parties hereto and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future shareholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate or any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages for breach of this Agreement from, any Non-Recourse Party.

[Remainder of page intentionally left blank; signature pages follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HNI CORPORATION

By:	/s/ Steven Bradford
Name: Steven Bradford
Title: Senior Vice President, General Counsel and Secretary

By:	/s/ Robert C. Pew III
Name: Robert C. Pew III

By:	/s/ Susan H. Taylor
Name: Susan H. Taylor

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Exhibit 99.3

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of August 3, 2025, by and among the Persons listed on Schedule A hereto (each a “Shareholder” and together, the “Shareholders”) in each such person’s capacity as a shareholder of Steelcase Inc., a Michigan corporation (the “Company”), and HNI Corporation, an Iowa corporation (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, in order to induce Parent, Geranium Merger Sub I, Inc., a Michigan corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub Inc.”), and Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub LLC”), to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with the Company, Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to the number of shares of Company Class A Common Stock and Company Class B Common Stock (collectively, the “Shares”) that such Shareholder beneficially owns as of the date hereof and are set forth next to such Shareholder’s name on Schedule A hereto (together with such additional Shares or voting securities of which such Shareholder acquires record or beneficial ownership after the date hereof, such Shareholder’s “Subject Shares”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.01. Voting Agreement. Beginning on the date hereof until the Expiration Date, each Shareholder hereby irrevocably and unconditionally agrees that at any meeting of the shareholders of the Company, however called, and at any adjournment thereof, at which the Merger Agreement (or any amended version thereof) or the transactions contemplated thereby are submitted for the consideration and vote of the shareholders of the Company, and in connection with any written consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, each Shareholder shall, in each case to the fullest extent that its Subject Shares are entitled to vote thereon or consent thereto, (a) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum, and (b) vote (or cause to be voted), in person or by proxy, or, if applicable, deliver (or cause to be delivered) a written consent with respect to all Subject Shares that such Shareholder is entitled to vote at the time of any vote or action by written consent (i) in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit

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additional proxies in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, and (iii) against any (1) Company Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (3) action or agreement the consummation of which would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under the Merger Agreement or consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by the Merger Agreement and (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Shareholder contained in this Agreement. Nothing contained in this Agreement shall require any Shareholder (or shall entitle any proxy of any Shareholder) to convert, exercise or exchange any shares of Company Class B Common Stock in order to obtain any shares of Company Class A Common Stock.

Section 1.02. Irrevocable Proxy. Each Shareholder hereby revokes any and all previous proxies granted with respect to its Subject Shares (and such Shareholder hereby represents that any such prior proxy is revocable), other than proxies granted solely with respect to Routine Matters (as defined below). By entering into this Agreement, such Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name with respect to the Subject Shares, effective as of the date hereof and continuing until the Expiration Date, to vote, express consent or dissent, or otherwise to utilize such voting power solely as contemplated by Section 1.01 above; provided that Parent shall provide at least twenty-four (24) hours’ notice prior to exercising the proxy granted by such Shareholder under this Section 1.02 to the extent Parent intends to exercise such proxy within five (5) Business Days of the mailing of the Joint Proxy Statement. The proxy granted by such Shareholder pursuant to this Section 1.02 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by such Shareholder shall automatically be revoked upon the Expiration Date. Each Shareholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Section 1.02. Each Shareholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy. Each Shareholder hereby agrees not to grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any Subject Shares during the term of this Agreement (except for a Permitted Transfer), other than the granting of proxies to vote Subject Shares with respect to the election of directors, ratification of the appointment of the Company’s auditors at the Company’s annual meeting or special meeting of shareholders, and other routine matters at the Company’s annual meeting or any special meeting, in either case, solely to the extent such matters are not (i) inconsistent with the obligations contemplated by the Merger Agreement or this Agreement or (ii) related to the transactions contemplated by the Merger Agreement or this Agreement (collectively, “Routine Matters”). Any attempt by such Shareholder to grant a proxy, vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) its Subject Shares in a manner inconsistent with the proxy granted pursuant to this Section 1.02 shall be null and void ab initio.

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ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder represents and warrants to Parent, as of the date hereof, that:

Section 2.01. Corporate Authorization; Binding Agreement. The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational or individual powers of such Shareholder and have been duly authorized by all necessary action on the part of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and the remedies of specific performance and injunctive and other forms of equitable relief that may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (the “Enforceability Exceptions”). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. Other than as provided in the Merger Agreement and except for any filings by such Shareholder with the SEC, the execution, delivery and performance by such Shareholder of this Agreement do not require any action by or in respect of, or any notice, report or other filing by such Shareholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Authority, other than any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.

Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (i) if such Shareholder is an entity, violate the certificate of incorporation or bylaws (or other comparable organizational documents) of such Shareholder, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder, except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder or (iv) result in the creation or imposition of any Lien on any asset of such Shareholder (including the Subject Shares).

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Section 2.03. Ownership of Shares. Except as disclosed on Schedule A, such Shareholder is the sole record and beneficial owner of the Subject Shares, free and clear of any Liens (other than any Liens created by this Agreement or Liens that would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder) or any restriction on the right to vote or otherwise dispose of the Subject Shares. Except as otherwise provided in Article 1 of this Agreement or as disclosed on Schedule A, such Shareholder has, and will have at all times during the term of this Agreement, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Shareholder’s Subject Shares, and there are no Contracts of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of its Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares. Except for this Agreement, none of such Shareholder’s Subject Shares are subject to any voting agreement, voting trust or other agreement or arrangement, including any proxy, consent or power of attorney. For purposes of this Agreement, “beneficial ownership” and “beneficially own” and similar terms have the meaning set forth in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.

Section 2.04. Total Shares. Except for its Subject Shares set forth on Schedule A hereto, such Shareholder does not beneficially own any equity interests, or any securities representing the right to purchase or otherwise receive any equity interests, of the Company.

Section 2.05. Reliance. Such Shareholder acknowledges that it has had the opportunity to seek independent legal advice from legal counsel of such Shareholder’s own choosing prior to executing this Agreement. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement, in part, in reliance upon such Shareholder’s execution, delivery and performance of this Agreement and upon the representations, warranties, covenants and other agreements of such Shareholder contained in this Agreement.

Section 2.06. Absence of Litigation. Such Shareholder represents that there is no Proceeding pending or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its properties or assets (including such Shareholder’s Subject Shares) before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.

Section 2.07. Other Agreements. Except for this Agreement, such Shareholder represents that such Shareholder has not (i) taken any action that would or would reasonably be expected to (A) violate or conflict with such Shareholder’s covenants and obligations under this Agreement, (B) make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect or (C) have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement or (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1.01.

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Section 2.08. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder in such Shareholder’s capacity as such.

Section 2.09. No Other Representations. Such Shareholder acknowledges and agrees that, other than the representations expressly set forth in this Agreement, Parent has not made, and is not making, any representations or warranties to such Shareholder with respect to Parent, the Merger Agreement or any other matter. Such Shareholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to each Shareholder, as of the date hereof, as follows:

Section 3.01. Corporation Authorization; Binding Agreement. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.02. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the performance of its obligations hereunder do not and will not (i) violate the certificate of incorporation or bylaws (or other comparable organizational documents) of Parent, (ii) violate any applicable Law, (iii) other than the filing of a Schedule 13D with the SEC, require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any agreement or other instrument binding on Parent or (iv) result in the creation or imposition of any Lien on any asset of Parent, except, with respect to clauses (ii), (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact Parent’s ability to perform its obligations hereunder.

Section 3.03. No Other Representations. Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, each Shareholder has not made, and is not making, any representations or warranties to Parent with respect to such Shareholder, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

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ARTICLE 4

COVENANTS OF SHAREHOLDERS

Each Shareholder hereby covenants and agrees that:

Section 4.01. Restrictions on Transfer and Encumbrances. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) except for the conversion of Company Class B Common Stock into shares of Company Class A Common Stock in accordance with the provisions of the Articles of Incorporation, acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any Subject Shares (or any beneficial ownership therein or portion thereof) during the term of this Agreement or consent to any of the foregoing (each, a “Transfer” (which defined term includes derivations of such defined term)), (ii) otherwise permit any Liens to be created on any of such Shareholder’s Subject Shares or (iii) enter into any Contract with respect to the direct or indirect Transfer of any of such Shareholder’s Subject Shares. Nothing herein shall prohibit a Permitted Transfer. “Permitted Person” shall mean (A) any Affiliate of such Shareholder or (B) if such Shareholder is an individual, (1) to any member of such Shareholder’s immediate family or to a trust for the benefit of such Shareholder or any member of such Shareholder’s immediate family or (2) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law. A “Permitted Transfer” shall mean a Transfer to a Permitted Person so long as, in the case of subclause (A) and (B)(1) thereof, such Transfer is done for estate planning purposes, would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact in any material respect such Shareholder’s (and transferee Shareholder’s) ability to perform its obligations hereunder and the transferee of such Subject Shares evidences in a writing in form and substance reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the transferring Shareholder, and upon such transfer shall be deemed a Shareholder hereunder. Such Shareholder hereby agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any Person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, including its successors or permitted assigns, and if any involuntary Transfer of any of such Shareholder’s Subject Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder’s Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement as such Shareholder for all purposes hereunder. Each Shareholder hereby agrees not to request that the Company register the transfer of any certificate or uncertificated interest representing any or all of the Subject Shares and each Shareholder authorizes the Company to impose stop orders to prevent the Transfer of any of such Shareholder’s Subject Shares in violation of this Agreement.

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Section 4.02. Other Offers.

(a) Each Shareholder shall not, and shall not authorize, allow or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek or knowingly take any action designed or intended to facilitate or encourage (including by way of furnishing any nonpublic information) the submission of any Company Acquisition Proposal, (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records work papers and other documents related to the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Person (other than Parent or any of its Representatives) that is seeking to make, or has made, a Company Acquisition Proposal, (iii) enter into any agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Company Acquisition Proposal or (iv) agree to do any of the foregoing. Each Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person (or any Representatives of any Person) other than Parent (or any of its Representatives) conducted prior to the date hereof with respect to any Company Acquisition Proposal made by such Person.

(b) Notwithstanding anything to the contrary in this Section 4.02, any Shareholder who is a director of the Company shall be entitled to participate with the Company and its Representatives in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Company Superior Proposal to the extent that the Company is permitted to engage in such negotiations or discussions in accordance with Section 5.6 of the Merger Agreement.

Section 4.03. Appraisal Rights. Each Shareholder hereby irrevocably waives and agrees not to exercise any rights it may have to demand appraisal, dissent or any similar or related matter with respect to any Subject Shares that may arise with respect to the First Merger.

Section 4.04. Proceedings. Each Shareholder hereby agrees not to commence or participate in any Proceeding or claim, whether derivative or otherwise, against Parent, the Company or any of their respective Affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby, including any such claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) in such Shareholder’s capacity as a shareholder of the Company, alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions

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contemplated thereby, and such Shareholder hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing; provided that the foregoing shall not limit any actions taken by any Shareholder in response to any claims of the nature described in the foregoing clause (B) commenced against such Shareholder, its Affiliates or its Representatives; provided, further, that the foregoing shall not restrict any Shareholder from enforcing such Shareholder’s rights under this Agreement.

Section 4.05. Notice of Certain Events. Each Shareholder shall promptly notify Parent of any fact, change or development occurring or arising after the date hereof that causes, or would reasonably be expected to cause, any breach of any representation, warranty, covenant or agreement of such Shareholder hereunder.

Section 4.06. Adjustments. In the event of any stock split, stock dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares, then the terms of this Agreement shall apply to the equity interests of the Company, or to the securities representing the right to purchase or otherwise receive equity interests of the Company, as applicable, received in respect of the Subject Shares by such Shareholder immediately following the effectiveness of the events described in this Section 4.06, as though they were Subject Shares hereunder.

Section 4.07. Capacity as a Shareholder. Nothing in this Agreement shall limit or restrict any Shareholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Shareholder solely in his or her capacity as a shareholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Shareholder’s actions, omissions, judgments or decisions as a director, officer or commercial counterparty as the owner or operator of a dealership, as applicable, of or with respect to the Company or any of its Subsidiaries, including taking any action permitted by Section 5.6 of the Merger Agreement, and no such action, omission, judgment or decision, in such Shareholder’s capacity as director or officer (or in such affiliate or designee’s capacity as representative of the director or officer) of or with respect to the Company or any of its Subsidiaries or as a commercial counterparty as the owner or operator of a dealership, shall violate any of such Shareholder’s agreements or obligations under this Agreement.

Section 4.08. Disclosure. Each Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary in connection with the Mergers and any transactions related thereto, such Shareholder’s identity and ownership of Subject Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.

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Section 4.09. Additional Shares. In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting capital stock with respect to the Company, including any Company Class A Common Stock received upon the conversion of Company Class B Common Stock in accordance with the provisions of the Articles of Incorporation, such Shares or voting capital stock shall, without further action of the parties, be deemed Subject Shares and, subject to the provisions of this Agreement, the number of Shares held by such Shareholder shall be deemed amended accordingly, and such Shares or voting capital stock shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify Parent of any such event.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Interpretation; Certain Definitions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections and Schedules are to the Articles, Sections and Schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any Schedule, certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to August 3, 2025, unless the context requires otherwise. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated

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thereunder, in each case, as of such date). The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 5.02. Further Assurances. Parent and each Shareholder will, upon the reasonable request of the other party, use its reasonable best efforts to execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to comply with its obligations under this Agreement.

Section 5.03. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the relevant Shareholder, and Parent shall have no authority to exercise any power or authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise expressly provided herein.

Section 5.04. Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent, to:

HNI Corporation

600 E Second Street

Muscatine, Iowa 52761

Attention:  Steven Bradford

Email:    bradfords@hnicorp.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:  James P. Dougherty

   Shanu Bajaj

Email:    james.dougherty@davispolk.com

   shanu.bajaj@davispolk.com

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if to any Shareholder, to the address set forth on Schedule A opposite the name(s) of such Shareholder(s), with copies (which shall not constitute notice) to:

Warner Norcross + Judd LLP

1500 Warner Building

150 Ottawa Ave N.W.

Grand Rapids, MI 49503

Attention:  James Steffel

Email:    jsteffel@wnj.com

and

Steelcase Inc.

901 44th Street SE

Grand Rapids, Michigan 49508

Attention:  Chief Legal Officer

Email:    mblazina@steelcase.com

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 5.04; provided, however, that any notice received by electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 5.04 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 5.04.

Section 5.05. Amendment. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

Section 5.06. Termination. This Agreement shall automatically terminate without further action of any party hereto upon the earlier to occur of (i) the First Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment to the Merger Agreement without the prior written consent of a Shareholder that (A) decreases the amount or changes the form of the Merger Consideration, (B) imposes any additional material restrictions on or material additional conditions on the payment of the Merger Consideration to shareholders of the Company or (C) extends the Termination Date contemplated by the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), or (iv) the mutual written agreement of each party to this Agreement (any such date under clauses (i) through (iv) being referred to herein as the “Expiration Date”). Notwithstanding the foregoing, (i) the provisions set forth in this Article 5 (other than Section 5.02 and Section 5.14) shall survive the termination of this Agreement and (ii) no termination of this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any willful and material breach of any covenant or other agreement contained in this Agreement that occurred prior to such termination. For purposes of this Agreement, “willful and material breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

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Section 5.07. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the transactions contemplated by the Merger Agreement are consummated.

Section 5.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.08 shall be null and void.

Section 5.09. Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 5.10. Consent to Jurisdiction. Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of the parties agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.04 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

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Section 5.11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY OTHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 5.12. Counterparts This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 5.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 5.14. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.06, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

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Section 5.15. Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the persons or entities that are expressly identified as parties hereto and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future shareholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate or any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages for breach of this Agreement from, any Non-Recourse Party.

[Remainder of page intentionally left blank; signature pages follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HNI CORPORATION

By:	/s/ Steven Bradford
Name: Steven Bradford
Title: Senior Vice President, General Counsel and Secretary

By:	/s/ Jennifer C. Niemann
Name: Jennifer C. Niemann

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